                                                Filed Pursuant to Rule 424(b)(5)
                                                Registration No. 33-85398


     INFORMATION CONTAINED IN THIS PRELIMINARY PROSPECTUS SUPPLEMENT IS SUBJECT TO COMPLETION OR AMENDMENT. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THAT A FINAL PROSPECTUS SUPPLEMENT IS DELIVERED. THIS PRELIMINARY PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED OCTOBER 20, 1994)

                   SUBJECT TO COMPLETION, DATED JUNE 23, 1997

                                  $100,000,000

                     [LOGO NATIONAL HEALTH INVESTORS, INC.]

                        NATIONAL HEALTH INVESTORS, INC.
                                % NOTES DUE 2007
                               ------------------

     National Health Investors, Inc. (the "Company") is hereby offering (the
"Offering") up to $100,000,000 aggregate principal amount of its      % Notes
due 2007 (the "Notes"). Interest on the Notes will be payable semi-annually in
arrears on      and      , commencing on           , 1997. The Notes will mature
on           , 2007. The Notes have no sinking fund provisions.

     The Notes will be represented by a single fully registered Note in book-entry form (the "Global Security") registered in the name of the nominee of The Depository Trust Company ("DTC"). Beneficial interests in the Global Security will be shown on, and transfers thereof will be effected only through, records maintained by DTC and, with respect to the beneficial owners' interests, by DTC's Participants (as defined below). Except as described in this Prospectus Supplement, Notes in definitive form will not be issued. See "Description of the Notes -- Book-Entry System." Settlement for the Notes will be in same-day funds. See "Description of the Notes -- Same-Day Settlement and Payment."

     The Notes will be general unsecured obligations of the Company and will rank equal with the Company's other unsecured and unsubordinated indebtedness. See "Description of the Notes." Unless otherwise specified in an applicable Pricing Supplement, the Notes will not be listed on any securities exchange and there can be no assurance that the Notes offered by this Prospectus Supplement will be sold or that there will be a secondary market for the Notes.
                               ------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THE ACCOMPANYING PROSPECTUS (THE "PROSPECTUS") FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SECURITIES OFFERED HEREBY.
                               ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

=============================================================================================================
                                           PRICE TO          UNDERWRITING DISCOUNTS        PROCEEDS TO
                                          PUBLIC(1)            AND COMMISSION(2)            COMPANY(3)
-------------------------------------------------------------------------------------------------------------
Per Note                                     100%                      %                        %
-------------------------------------------------------------------------------------------------------------
Total                                    $100,000,000                  $                        $
=============================================================================================================

    (1) Plus accrued interest, if any, on the Notes from the date of issuance to the date of delivery.
    (2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended ("Securities Act"). See "Underwriting."
    (3) Before deducting estimated expenses of $250,000 payable by the Company.

                               ------------------

     The Notes are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that the Notes will be available for delivery on or
about July   , 1997 through the facilities of the DTC.

                               ------------------

                               SMITH BARNEY INC.

The date of this Prospectus Supplement is June   , 1997

                       National Health Investors, Inc.

         Map of the continental United States showing the States which have NHI properties and the number of such properties in each state (information current as of March 31, 1997):

         Florida:              55
         Tennessee:            34
         Texas:                25
         Louisiana:            22
         Missouri:             17
         Colorado:             13
         Georgia:              12
         Washington:            9
         New Hampshire:         9
         Kansas:                8
         Virginia:              8
         Kentucky:              7
         South Carolina:        5
         Arizona:               5
         Pennsylvania:          4
         Alabama:               3
         Idaho:                 3
         Masachusetts:          2
         Ohio:                  2
         Michigan:              2
         Utah:                  1
         Illinois:              1
         West Virginia:         1
         North Carolina:        1
         New Jersey             1
         Maryland:              1

         Pie chart indicating Portfolio by Facility Type (information current as of March 31, 1997):

         Nursing Centers:            79%
         Assisted Living:             8%
         Medical Offices:             6%
         Retirement Centers:          3%
         Acute Care Hospitals:        3%
         Dev. Disabled:               1%

         Pie Chart indicating Portfolio by Operator Type (information current as of March 31, 1997):

         Multi-State Private Chain:                        20%
         14 Other Public Chains:                           20%
         Integrated Health Services, Inc.:                 19%
         Small Operator:                                    9%
         Mariott Senior Living Services:                    7%
         Columbia/HCA Healthcare Corporation:               6%

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information included or incorporated by reference in this Prospectus Supplement and in the Appendices included as a part hereof. Unless the context indicates otherwise, references herein to the Company include all of the Company's subsidiaries.

                                  THE COMPANY

     The Company is a real estate investment trust ("REIT") which invests in income producing health care properties primarily in the long-term care industry. As of March 31, 1997, the Company had interests in mortgage investments and net real estate owned by it totaling approximately $755.0 million. The Company's strategy is to provide current income for distribution to stockholders through investments in health care related facilities, including long-term care facilities, acute care hospitals and medical office buildings. The Company intends to implement this strategy by acquiring additional properties and making additional mortgage loans nationwide, predominately in the long-term care industry.

     As of March 31, 1997, the Company had approximately $755.0 million in investments in 251 health care facilities (collectively, the "Health Care Facilities") located in 26 states consisting of 206 long-term care facilities, 8 assisted living facilities, 8 retirement centers, 17 residential projects for the developmentally disabled, 9 medical office buildings and 3 acute care hospitals. These investments consisted of approximately $536.2 million aggregate principal amount of loans to 47 borrowers, $182.4 million of purchase leaseback agreements with 5 lessees and $36.4 million invested in real estate mortgage investment conduit ("REMIC") mortgage pass-through certificates. Of the 251 facilities, 43 are leased by National HealthCare L.P. ("NHC") and an additional 9 facilities are managed by NHC. Consistent with its strategy of diversification, the Company has reduced the portion of its portfolio operated by NHC from 100% of total real estate assets on October 17, 1991 (the date of inception of the Company), to 19% of total real estate assets on March 31, 1997. In addition to NHC, other publicly traded owners, lessees or managers of the Health Care Facilities include Beverly Enterprises, Inc., Columbia/HCA Healthcare Corporation ("Columbia/HCA"), Genesis Health Ventures, Inc., Horizon Healthcare Corporation, IATROS Health Network, Inc., Integrated Health Services, Inc. ("IHS"), Integrated Living Communities, Inc., Living Centers of America, Inc., Marriott Senior Living Services, Res-Care, Incorporated, Sun Healthcare Group, Inc., Tenet Healthcare Corporation, Unison HealthCare Corporation or their subsidiaries. At March 31, 1997, 71% of the total real estate assets of the Health Care Facilities were operated by publicly traded operators.

     As of April 30, 1997, the Company had commitments to invest $124.7 million in certain facilities, including 12 long-term care facilities, 3 medical office buildings, 13 assisted living centers and 1 retirement center. See
"Business -- Commitments." Included in such $124.7 million, the Company has committed to loan up to an additional $22.3 million to Litchfield Asset Management Corp. secured by 43 long-term care facilities, which are leased by a wholly-owned subsidiary of IHS. The requirement to fund this amount is subject to certain conditions and is limited to $3.7 million per year.

     The Company commenced operations on October 17, 1991 with approximately $121.8 million in net assets obtained when it acquired 40 skilled long-term care facilities, three retirement centers and four first mortgage notes from NHC in exchange for 7,306,570 shares of common stock of the Company (the "Common Stock"). Concurrently, the Company assumed mortgage indebtedness and certain other obligations of NHC related to the acquired properties. These 43 properties were then leased to NHC. NHC is a publicly traded master limited partnership which as of March 31, 1997 operated 107 long-term care facilities with a total of 13,559 beds, 4 independent living units with 387 apartments, 10 assisted living centers with 377 beds, and 33 home health care programs, generating approximately 750,000 visits annually in the southeastern United States.

     Since the Company commenced operations, NHC has provided advisory services to the Company pursuant to an Advisory, Administrative Services and Facilities Agreement. See "Business -- Advisory Agreement."

     The Company was incorporated in Maryland in 1991. The principal executive offices of the Company are located at 100 Vine Street, Suite 1202, Murfreesboro, Tennessee 37130; telephone number (615) 890-9100.

                                   THE NOTES

     The following summary of certain terms of the Notes is not complete and is qualified by all of the terms contained in the Notes and in the related Indenture. Copies of such documents will be furnished to investors prior to the purchase of the Notes. For a more detailed description of the terms of the Notes, see "Description of the Notes."

Issue......................  $100,000,000 of      % Notes due 2007.

Interest Payment Dates.....       % per annum, payable semi-annually on
                                         and           beginning             ,
                               1997.

Maturity...................  Ten years from original issuance.

Use of Proceeds............  To repay outstanding indebtedness of the Company and for general corporate purposes, including acquisition of mortgages and healthcare real estate assets. See "Use of Proceeds."

Optional Redemption........  The Notes are redeemable at any time at the option of the Company, in whole or from time to time in part, at a redemption price equal to the sum of
                               (i) the principal amount of the Notes being redeemed plus accrued interest thereon to the redemption date and (ii) the Make-Whole Amount, if any. See "Description of the Notes -- Optional Redemption by the Company."

Mandatory Redemption.......  The Company is not required to make any mandatory redemption or annual sinking fund payments.

Ranking....................  The Notes will be general unsecured obligations of the Company and will rank equally with the Company's other unsecured and unsubordinated indebtedness.

Covenants..................  The Company will not pledge or otherwise subject to any lien any assets of the Company or its subsidiaries unless the Notes are secured by such pledge or lien equally and ratably with all other obligations secured thereby so long as such obligations shall be so secured; provided, however, that such limitation will not apply to liens securing obligations which do not in the aggregate at any one time outstanding exceed 10% of Consolidated Net Tangible Assets of the Company and its consolidated subsidiaries and will also not apply to certain other liens specified in the Indenture. The Company will not incur any (a) Senior Debt unless the aggregate outstanding principal amount of Senior Debt will not, at the time of such incurrence, exceed the greater of (i) 150% of Capital Base or (ii) 225% of Tangible Net Worth and (b) Non-Recourse Debt unless the aggregate outstanding principal amount of Senior Debt and Non-Recourse Debt will not, at the time of such incurrence, exceed 225% of Capital Base. For a more complete description of the terms of and definitions used in the foregoing limitations, see "Description of the Notes -- Covenants."

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The following selected consolidated financial information of the Company for the years ended December 31, 1994, 1995 and 1996 has been derived from the Company's audited Consolidated Financial Statements, which have been audited by Arthur Andersen LLP, independent accountants. The selected financial information of the Company for the three months ended March 31, 1996 and 1997 is derived from unaudited Consolidated Financial Statements of the Company and the related notes thereto included and incorporated by reference herein. The unaudited periods below, in the opinion of management, include all adjustments which are necessary to fairly present the financial position and results of operations of the Company. Results for the three months ended March 31, 1997 are not necessarily indicative of results for the full year.

                                                                                                      THREE MONTHS ENDED
                                                                   YEAR ENDED DECEMBER 31,                 MARCH 31,
                                                             ------------------------------------   -----------------------
                                                                1994         1995         1996         1996         1997
                                                             ----------   ----------   ----------   ----------   ----------
                                                                 (IN THOUSANDS, EXCEPT RATIO, SHARE AND PER SHARE DATA)
STATEMENT OF INCOME DATA:
Revenues:
  Mortgage interest income.................................  $   41,889   $   53,919   $   62,508   $   14,656   $   16,142
  Rental income............................................      27,345       32,061       34,579        8,075        9,796
  Other interest income and other income...................       1,616        1,944        2,342          613          507
                                                             ----------   ----------   ----------   ----------   ----------
        Total revenues.....................................      70,850       87,924       99,429       23,344       26,445
                                                             ----------   ----------   ----------   ----------   ----------
Expenses:
  Interest.................................................      22,053       27,205       20,633        5,038        5,430
  Depreciation and amortization............................       6,617        7,657        7,947        1,809        2,128
  General and administrative...............................       3,300        3,370        3,685          859          945
                                                             ----------   ----------   ----------   ----------   ----------
        Total expenses.....................................      31,970       38,232       32,265        7,706        8,503
                                                             ----------   ----------   ----------   ----------   ----------
Net income.................................................  $   38,880   $   49,692   $   67,164   $   15,638   $   17,942
                                                             ==========   ==========   ==========   ==========   ==========
Net income applicable to common stock......................  $   31,151   $   43,079   $   64,046   $   14,658   $   17,418
PER SHARE:
Net income per common share, primary(1)....................  $     2.35   $     2.63   $     2.92   $     0.70   $     0.73
Net income per common share, fully diluted(2)..............  $     2.28   $     2.49   $     2.80   $     0.67   $     0.71
Dividends declared per common share........................  $     2.38   $     2.61   $     2.84   $     0.70   $     0.74

                                                                      AS OF DECEMBER 31,                AS OF MARCH 31,
                                                             ------------------------------------   -----------------------
                                                                1994         1995         1996         1996         1997
                                                             ----------   ----------   ----------   ----------   ----------
BALANCE SHEET DATA:
Real estate properties, net................................  $  118,152   $  123,195   $  184,255   $  122,079   $  182,429
Mortgage and other notes receivable........................     475,253      469,628      519,229      468,890      536,235
Investment in REMIC........................................      32,882       38,140       36,562       38,033       36,378
Total assets...............................................     635,423      641,916      751,097      670,848      767,533
Total debt.................................................     386,994      255,169      309,743      274,686      303,145
Stockholders' equity.......................................     223,879      356,981      409,683      359,703      431,731
OTHER DATA:
Funds from operations, fully diluted(3)....................  $   52,761   $   62,769   $   83,180   $   19,636   $   22,083
Ratio of earnings to fixed charges(4)......................         2.8x         2.8x         4.3x         4.1x         4.3x
Ratio of earnings to the sum of Fixed Charges and Preferred
  Stock Dividends(4).......................................         2.0x         2.3x         3.7x         3.4x         3.9x
Weighted average common shares outstanding, primary........  13,245,521   16,396,403   21,938,631   20,852,460   24,009,830
Weighted average common shares outstanding, fully
  diluted..................................................  20,839,196   22,822,642   27,235,652   26,931,633   28,492,973

---------------

(1) Calculated by dividing net income applicable to common stock by weighted average common shares outstanding, primary.
(2) Fully diluted per share computations assume the conversion of convertible debentures, the conversion of cumulative convertible preferred stock and the exercise of all stock options using the treasury stock method.
(3) Funds from operations, fully diluted means net income plus depreciation and interest expense on convertible debentures less any capital gains or plus any capital losses. Funds from operations does not represent cash generated from operating facilities in accordance with generally accepted accounting principles, and is not necessarily indicative of cash available to fund cash needs. Funds from operations should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity.
(4) For purposes of calculating the ratio of earnings to fixed charges of the Company, "earnings" equal the sum of net income and Fixed Charges. "Fixed Charges" consists of interest on all indebtedness. To calculate the ratio of earnings to the sum of Fixed Charges and Preferred Stock Dividends, net income applicable to common stock has been added to interest and Preferred Stock Dividends and that sum has been divided by the sum of Interest Expenses and Preferred Stock Dividends. For years ended December 31, 1992 and 1993 the ratio of earnings to fixed charges was 1.7 and 2.4, respectively.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company (i) as of March 31, 1997 and (ii) as adjusted to reflect the Offering hereby and the application of the net proceeds therefrom as described under "Use of Proceeds."

     The capitalization table should be read in conjunction with the Company's consolidated financial statements and the related notes thereto incorporated herein.

                                                                   AT MARCH 31, 1997
                                                              ---------------------------
                                                              ACTUAL (1)   AS ADJUSTED(1)
                                                              ----------   --------------
                                                                    (IN THOUSANDS)
Indebtedness and other liabilities:
  Bank Revolving Line of Credit.............................   $ 14,500       $    -0-
  Bank Term Loan............................................    100,000         15,300
  Notes payable, net........................................     59,587         59,587
  7.xxx% Senior Notes, net, due 2007........................        -0-        100,000
Convertible Debentures:
  10.00% Senior convertible debentures, net, due 2006(2)....        230            230
  7.000% Convertible debentures, net, due 2004(3)...........     60,000         60,000
  7.000% Convertible debentures, net, due 2006(4)...........      6,406          6,406
  7.375% Convertible debentures, net, due 1998(5)...........      8,635          8,635
  7.750% Convertible debentures, net, due 2001(6)...........     53,787         53,787
                                                               --------       --------
          Total Debt........................................   $303,145       $303,945
                                                               ========       ========
Shareholders' Equity:
  Preferred Stock, $.01 par value; 10,000,000 shares
     authorized; 943,297 shares of cumulative convertible
     preferred stock issued and outstanding; stated at
     liquidation preference of $25 per share................     23,582         23,582
  Common Stock, $.01 par value; 40,000,000 shares
     authorized; 24,295,420 shares issued and outstanding...        243            243
  Capital in excess of par value............................    420,475        420,475
  Cumulative net income.....................................    213,456        213,456
  Cumulative dividends......................................   (226,025)      (226,025)
                                                               --------       --------
          Total stockholders' equity........................    431,731        431,731
                                                               --------       --------
          Total capitalization..............................   $734,876       $735,676
                                                               ========       ========

---------------

(1) All indebtedness is shown net of underwriting fees and other costs of issuance.
(2) $20.00 per share conversion price.
(3) $37.50 per share conversion price.
(4) Conversion price equal to $110% of market price on the dates of issuance ranging from $29.625 - $35.375.
(5) $27.25 per share conversion price.
(6) $31.625 per share conversion price.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Notes offered hereby are estimated to be $99,200,000 (the "Offering") after deducting the underwriting discount and estimated offering expenses payable by the Company. The Company anticipates using the net proceeds for the full repayment of the Company's revolving line of credit which at March 31, 1997 totaled $14,500,000 and at June 10, 1997 totaled $35,000,000. The Company intends to use the balance to partially prepay the Company's term loan which totaled $100 million at June 10, 1997. However, the Company continually reviews the possibility of making real estate investments and may choose to use a portion of the proceeds for such uses reducing the amount of the term loan to be prepaid. The proceeds of both loans were used to finance acquisition of mortgage receivables, real estate assets, repayment of debt and general corporate purposes. Both loans bear interest at the lender's respective prime rate or LIBOR plus 1% per annum, mature on or before August 15, 2001 and can be prepaid without premium.

                                    BUSINESS

     The Company is a REIT which invests in income producing health care properties primarily in the long-term care industry. As of March 31, 1997, the Company had interests in net real estate owned by it, mortgage investments and REMIC investments totaling approximately $755 million. The Company's strategy is to provide current income for distribution to stockholders through investments in health care related facilities, including long-term care facilities, acute care hospitals, medical office buildings, retirement centers and assisted living facilities. The Company intends to implement this strategy by acquiring additional properties and making additional mortgage loans nationwide, predominately in the long-term care industry.

     As of March 31, 1997, the Company had approximately $755 million in investments in 251 health care facilities located in 26 states consisting of 206 long-term care facilities, 3 acute care hospitals, 9 medical office buildings, 8 assisted living facilities, 8 retirement centers and 17 residential projects for the developmentally disabled. These investments consist of approximately $536.2 million aggregate principal amount of loans to 47 borrowers and $182.4 million of purchase leaseback agreements with 5 lessees and $36.4 million invested in REMIC pass through certificates. Of these 251 facilities, 43 are leased to NHC and 9 additional facilities are managed by NHC. Consistent with its strategy of diversification, the Company has reduced the portion of its portfolio operated by NHC from 100.0% of total assets on October 17, 1991 (the date of inception of the Company), to 19% of total assets on March 31, 1997.

     The investments as of March 31, 1997, are summarized in the following tables by facility type, location and type of investment:

                                                         INVESTMENTS
                             -------------------------------------------------------------------
                             NUMBER OF      MORTGAGE                                  PERCENT OF
                             FACILITIES      LOANS          OWNED         TOTAL         TOTAL
                             ----------   ------------   -----------   ------------   ----------
Long-term care facilities:
  Alabama..................        3      $  2,929,403   $ 4,146,526   $  7,075,929       0.94%
  Arizona..................        4         9,293,769     4,933,846     14,227,615       1.88%
  Colorado.................        8        31,883,131             0     31,883,131       4.22%
  Florida..................       32       122,157,093    25,583,371    147,740,464      19.57%
  Georgia..................        9        33,907,266       558,315     34,465,581       4.56%
  Idaho....................        3         7,326,013     7,072,846     14,398,859       1.91%
  Kansas...................        8        22,361,385             0     22,361,385       2.96%
  Kentucky.................        4         4,008,762     1,905,155      5,913,917       0.78%
  Louisiana................       19        43,721,232             0     43,721,232       5.79%
  Massachusetts............        2        10,000,000             0     10,000,000       1.32%
  Maryland.................        1         1,475,000             0      1,475,000       0.20%
  Missouri.................       16        24,200,379    18,301,963     42,502,342       5.63%
  New Hampshire............        5        37,042,563             0     37,042,563       4.91%
  North Carolina...........        1         6,010,387             0      6,010,387       0.80%
  Ohio.....................        2         4,000,000             0      4,000,000       0.53%
  Pennsylvania.............        3         7,250,721             0      7,250,721       0.96%
  South Carolina...........        5         5,620,397     7,620,976     13,241,373       1.75%
  Tennessee................       28        21,170,804    23,664,055     44,834,859       5.94%
  Texas....................       14        27,518,365             0     27,518,365       3.64%
  Virginia.................        7        22,895,580     2,112,426     25,008,006       3.31%
  West Virginia............        7        19,221,834             0     19,221,834       2.55%
  REMIC(1).................       25        36,378,179             0     36,378,179       4.82%
                                 ---      ------------   -----------   ------------     ------
  Long-term care...........      206      $500,372,263   $95,899,479   $596,271,742      78.97%
                                 ---      ------------   -----------   ------------     ------

Acute care hospitals:
  Kentucky.................        1      $          0   $ 6,552,335   $  6,552,335       0.87%
  Louisiana................        2        18,870,020             0     18,870,020       2.50%
                                 ---      ------------   -----------   ------------     ------
  Acute care hospitals.....        3      $ 18,870,020   $ 6,552,335   $ 25,422,355       3.37%
                                 ---      ------------   -----------   ------------     ------

                                                         INVESTMENTS
                             -------------------------------------------------------------------
                             NUMBER OF      MORTGAGE                                  PERCENT OF
                             FACILITIES      LOANS          OWNED         TOTAL         TOTAL
                             ----------   ------------   -----------   ------------   ----------
Medical Office Buildings:
  Arizona..................        1      $  8,571,098   $         0   $  8,571,098       1.14%
  Florida..................        1                 0     3,053,702      3,053,702       0.40%
  Kentucky.................        1                 0     3,211,035      3,211,035       0.43%
  Louisiana................        1                 0     2,729,076      2,729,076       0.36%
  Tennessee................        1           312,875             0        312,875       0.04%
  Texas....................        2         6,585,291     6,370,314     12,955,605       1.72%
  Utah.....................        1                 0     5,898,948      5,898,948       0.78%
  Washington...............        1         6,207,203             0      6,207,203       0.82%
                                 ---      ------------   -----------   ------------     ------
  Medical Office
     Buildings.............        9      $ 21,676,467   $21,263,075   $ 42,939,542       5.69%
                                 ---      ------------   -----------   ------------     ------
Retirement centers:
  Colorado.................        1      $  3,332,284   $         0   $  3,332,284       0.44%
  Florida..................        1         8,695,005             0      8,695,005       1.15%
  Missouri.................        1                 0     2,886,990      2,886,990       0.38%
  New Hampshire............        2         4,860,810             0      4,860,810       0.64%
  Tennessee................        2                 0     2,467,901      2,467,901       0.33%
  Texas....................        1         3,599,022             0      3,599,022       0.48%
                                 ---      ------------   -----------   ------------     ------
  Retirement centers.......        8      $ 20,487,121   $ 5,354,891   $ 25,842,012       3.42%
                                 ---      ------------   -----------   ------------     ------
Assisted living:
  Florida..................        3      $  1,711,727   $25,380,950   $ 27,092,677       3.59%
  New Hampshire............        2         3,351,367             0      3,351,367       0.44%
  New Jersey...............        1                 0    16,977,868     16,977,868       2.25%
  Texas....................        1                 0    10,999,892     10,999,892       1.46%
  Virginia.................        1         1,084,000             0      1,084,000       0.14%
                                 ---      ------------   -----------   ------------     ------
  Assisted living..........        8      $  6,147,094   $53,358,710   $ 59,505,804       7.88%
                                 ---      ------------   -----------   ------------     ------
Developmentally disabled:
  Florida..................       14      $  3,909,883   $         0   $  3,909,883       0.52%
  Tennessee................        3         1,149,894             0      1,149,894       0.15%
                                 ---      ------------   -----------   ------------     ------
  Developmentally
     disabled..............       17      $  5,059,777   $         0   $  5,059,777       0.67%
                                 ---      ------------   -----------   ------------     ------
Total Investments..........      251      $572,612,742   $182,428,490  $755,041,232     100.00%
                                 ===      ============   ===========   ============     ======

---------------

(1) Includes number of operations in 1993 REMIC Investments only. The 1995 REMIC investments have been excluded due to immaterial ownership in total 1995 REMIC portfolio. See " Business -- Investment in REMIC Certificates."

TYPES OF HEALTH CARE FACILITIES

     Long-term care facilities. As of March 31, 1997, the Company owned and leased 43 licensed long-term care facilities, 40 of which were operated by NHC. It also had outstanding first mortgage loans on 138 additional licensed long-term care facilities. All of these facilities provide some combination of skilled and intermediate nursing and rehabilitative care, including speech, physical and occupational therapy. The operators of the long-term care facilities receive payment from a combination of private pay sources and government programs such as Medicaid and Medicare. Long-term care facilities are required to obtain state licenses and are highly regulated at the federal, state and local level. Most long-term care facilities must obtain certificates of need from the state before opening or expanding such facilities.

     Acute and long-term care hospitals. As of March 31, 1997, the Company owned and leased one acute care hospital and had outstanding first mortgage loans on one additional operating acute care hospital and one long-term care hospital. Acute care hospitals provide a wide range of inpatient and outpatient services and are subject to extensive federal, state and local legislation and regulation. Long-term care hospitals provide specialty care services for chronic care patients, whose average length of stay must exceed twenty-five days. Acute and long-term care hospitals undergo periodic inspections regarding standards of medical care, equipment and hygiene as a condition of licensure. Services provided by acute and long-term care hospitals are generally paid for by a combination of private pay sources and governmental programs.

     Medical office buildings. As of March 31, 1997, the Company owned and leased four medical office buildings and has a ground sublease for and further subleases one medical office building. In addition, the Company had first mortgage loans on four medical office buildings, one of which is undergoing a significant expansion. Medical office buildings are specifically configured office buildings whose tenants are primarily physicians and other medical practitioners. Medical office buildings differ from conventional office buildings due to the special requirements of the tenants and their patients. The lessee of the Company leases individual office space to the physicians or other medical practitioners. The lessee is responsible to the Company for the lease obligations of the entire building, regardless of its ability to lease the individual office space.

     Assisted Living Facilities. As of March 31, 1997, the Company owned four assisted living facilities leased to a subsidiary of Marriott International and has first mortgages on four additional assisted living projects. Assisted living unit facilities are free standing or are attached to long-term care facilities or retirement facilities and provide basic room and board functions for the elderly. Some assisted living projects include licensed long-term care (nursing home) beds. On-site staff are normally available to assist in minor medical needs on an as needed basis. Certificates of need are normally not necessary to build these projects.

     Retirement Centers. As of March 31, 1997, the Company owned three retirement centers, all of which are leased to NHC, and has first mortgages on five others. Retirement centers offer specially designed residential units for the active and ambulatory elderly and provide various ancillary services for their residents including restaurants, activity rooms and social areas. Charges for services are paid from private sources without assistance from government programs. Retirement centers may be licensed and regulated in some states but do not require the issuance of a certificate of need such as is normally required for long-term care facilities.

     Residences for the developmentally disabled. As of March 31, 1997, the Company had outstanding first mortgage notes on 17 residences for the developmentally disabled. In general, residences for the developmentally disabled provide custodial care which includes food, lodging, education and transportation services in small home-like environments which accommodate six mentally and developmentally disabled persons. These community based services are replacing the large state institutions which have historically provided care to the developmentally disabled. Services to the developmentally disabled are primarily paid for by state Medicaid programs.

NATURE OF INVESTMENTS

     The Company's investments are typically structured as either purchase leaseback transactions or mortgage loans. The Company also provides construction loans for facilities for which it has already committed to provide long-term financing or which agree to enter into a lease with the Company upon completion of the construction. The capitalization rates of the Company's leases and the interest rates on the mortgage loans and construction loans have generally ranged between 10% and 12% per annum. For transactions closed in 1996 and the first quarter of 1997, rates were slightly lower than 1995 and generally ranged from 10% to 11%. Generally, the Company charges a commitment fee of 1% based on the purchase price of the property of a purchase leaseback or the total principal loan amount of a mortgage loan. In instances where construction financing has also been supplied, there is generally an additional 1% commitment fee for the construction financing. The Company believes its lease terms, mortgage loan and construction loan terms are competitive in the market place. All of the Health Care Facilities are current in their payments of principal and interest or rent. Typical characteristics of these transactions are as follows:

     Mortgage Loans. In general, the term of the Company's mortgage loans is 10 years with the principal amortized over 20 to 25 years and a balloon payment due at the end of the 10 year term. Certain mortgage loans have an additional interest component which is based on the greater of 3-5% of the escalation of gross revenues at the project level or the Consumer Price Index ("CPI") or fixed rate increases. Generally, medical office buildings have an increase in their rent or mortgage payments tied to a percentage of the increase in CPI, a fixed percentage or a fixed basis point increase. Amounts received by the Company with respect to the escalators, while not currently material to net income, are expected to increase in future periods. Certain of the Company's mortgages require that the interest rate on mortgage loans be reset five years from the date of the original loan at the greater of the then 10-year U.S. Treasury Notes yield plus 450 to 500 basis points or the then current interest rate provided for in the mortgage. In certain of its mortgage loans, the Company has received an equity participation which allows the Company to share in a portion of any appreciation of the equity value of the underlying property. The Company does not expect these equity participations to constitute a significant or frequent source of income. Most of the Company's mortgage loans with certain exceptions have prepayment penalties starting at 10% during the first year and decreasing by 1% each year thereafter with certain exceptions. In most cases, the owner of the property has committed to make minimum annual capital improvements for the purpose of maintenance or upgrading the facility.

     In most circumstances, the Company requires some additional form of security and/or collateral beyond that provided by the lien of a mortgage. This additional security or collateral may consist of some or all of the following:
(a) a guaranty by the borrowers' parent, if any, affiliates or individual principals; (b) an assignment of the leases and rents relating to the mortgaged property; (c) cross collateralization among loans; (d) security interest in other real property; (e) an assignment of personal property including accounts receivable; (f) letters of credit or certificates of deposit, and (g) other intangibles.

     Leases. The Company's leases generally have an initial leasehold term of 10 to 14 years with one or more five year renewal options. The leases are "triple net leases" under which the tenant is responsible to pay all taxes, utilities, insurance premium costs, repairs and other charges relating to the ownership and operation of the Health Care Facilities. The tenant is generally obligated at its expense to keep all improvements and fixtures and other components of the Health Care Facilities covered by "all risk" insurance in an amount equal to at least the full replacement costs thereof and to maintain specified minimal personal injury and property damage insurance, protecting the Company as well as the tenant at such Health Care Facility. The leases also require the tenant to indemnify and hold harmless the Company from all claims resulting from the use and occupancy of each Health Care Facility by the tenant and related activities, as well as to indemnify the Company against all costs related to any release, discovery, clean-up and removal of hazardous substances or materials on, or other environmental responsibility with respect to, each Health Care Facility, however the assisted living facility leases are nonrecourse as to the tenants except in certain specified circumstances so that the sole remedy of the Company as to such matters is to terminate the leases.

     All of the Company's leases contain annual escalators in rent payments. Generally, leases have an increase in their rent tied to the greater of 3-5% of the increase in revenue or a percentage of the increase in CPI or increase by a fixed percentage or fixed basis point per year. Generally, the purchase/leaseback and loan agreements the Company enters into with the acute care hospital and medical office building properties give the lessee or a third party an option to purchase the underlying property at the greater of i) the then fair market value as established by independent appraisers or ii) the sum of the land costs, construction costs and any additional capital improvements made to the property by the Company. None of the Company's other leases have options to purchase. In addition, most of the leases contain a right of first refusal for the lessee if the Company receives and intends to accept an offer to buy or lease the underlying leased property.

     Some of the leases are guaranteed by a parent corporation, if any, of the lessee or affiliates of the lessee. In some leases, the third party operator or a third party guarantees some portion of the lease obligations, usually for a fixed period such as six months or one year. Some leases are further backed by a security interest in other collateral such as machinery, equipment, furnishings and other personal property of the lessee.

     Construction loans. The Company also provides construction loans that by their terms convert either into purchase leaseback transactions or mortgage loans upon the completion of the construction of the facility. Generally, the interest rates on the construction loans range from 10% to 12%. The term of such construction loans are for a period which commences upon the closing of such loan and terminates upon the earlier of

(a) the completion of the construction of the applicable facility or (b) a specific date. During the term of the construction loan, funds are usually advanced pursuant to draw requests made by the borrower in accordance with the terms and conditions of the loan. In addition to the security of the lien against the property, the Company will generally require additional security and collateral in the form of either payment and performance completion bonds or completion guarantees by the borrower's parent, affiliates of the borrower or one or more of the individuals who control the borrower.

OPERATORS

     The majority (by total assets) of the Health Care Facilities are operated by third party management companies on behalf of the owner or lessee. The balance of the Health Care Facilities are operated by the owner or lessee. As of March 31, 1997, the Health Care Facilities were primarily operated by publicly-owned companies (71% of total investment) or multistate private chain health care entities (20% of total investments). Generally, a third party operator of a facility is not liable to the Company under the mortgage or lease; however, the Company considers the operator to be an important factor in determining the creditworthiness of the investment and the Company generally has the right to approve any changes in operators. On some investments, the third party operator of a facility guarantees at least a portion of the lease or mortgage. As of March 31, 1997, operators of the Health Care Facilities included NHC, Beverly Enterprises, Inc., Columbia/HCA, Genesis Health Ventures, Inc., Horizon Healthcare Corporation, IATROS Health Network, Inc., IHS, Integrated Living Communities, Inc., Living Centers of America, Inc., Marriott Senior Living Services, Res-Care, Incorporated, Sun Healthcare Group, Inc., Tenet Healthcare Corporation, Unison HealthCare Corporation

INVESTMENT IN REMIC CERTIFICATES

     In 1993, the Company purchased $34.2 million principal amount of SC Commercial Mortgage Pass-Through Certificates, Series 1993-1 (the "1993 Certificates"), which qualify as a REMIC. The 1993 Certificates consist of nine classes issued in the aggregate principal amount of $172.9 million. The 1993 Certificates represent the entire beneficial ownership interest in a trust fund consisting of a pool of 33 mortgage loans generally secured by a first lien on a single property that provides long-term care and/or assisted living care. All loans bear a fixed rate of interest, the weighted average of which is 9.308%. The Company's investment in the 1993 Certificates includes Class D and Class E 1993 Certificates which bear interest and Class I 1993 Certificates which have no principal amount and are not entitled to distributions of principal but are entitled to certain priority interest distributions. On December 28, 1995, the Company purchased $7,305,000 face amount (purchase price was $6,158,000) of SC Commercial Mortgage Pass Through Certificates, Series 1995-1 (the "1995 Certificates") which qualify as a REMIC. The 1995 Certificates consist of ten classes issued in the aggregate principal amount of $140,258,000. The 1993 and 1995 Certificates were purchased in a private placement offering and are not readily marketable or freely tradable. See "-- Investment in REMIC Certificates" in the Prospectus.

NHC MASTER AGREEMENT TO LEASE

     The Master Agreement to Lease (the "Master Agreement") with NHC covering 40 nursing homes and three retirement centers, sets forth certain terms and conditions applicable to all leases entered into by and between NHC and the Company (each a "Lease", and together, the "Leases"). The Leases are for an initial term expiring on December 31, 2001 with two five year renewal options at the election of NHC which allow for the renewal of the leases on an omnibus basis only unless otherwise specifically agreed in writing by the Company. During the initial term and the first renewal term (if applicable), NHC is obligated to pay annual base rent for the respective Health Care Facilities aggregating $15.2 million plus additional rent described below on the properties initially sold to the Company. Additionally, there is $1.4 million in base rent per year as a result of expansion of three of the facilities. During the second renewal term, NHC is required to pay annual base rent based on the then fair market rental of the property as negotiated at that time between NHC and the Company. The Master Agreement also obligates NHC to pay as additional rent under each Lease (i) all payments of interest and principal, (ii) any other payments due under each mortgage to which the conveyance of the respective Health Care Facility to the Company was subject and
(iii) any refinancing of such mortgage debt that matures or is required to be paid in its entirety during the term of the Lease. In addition, each year after 1992 (the first full calendar year of the term of the Master Agreement), NHC is obligated to pay percentage rent to the Company equal to 3% of the amount by which gross revenues of each NHC-leased Health Care Facility in such later year exceeds the gross revenues of such Health Care Facility in 1992. NHC paid $1.7 million as percentage rent for 1996.

     The Master Agreement is a "triple net lease", under which NHC is responsible to pay all taxes, utilities, insurance premium costs, repairs (including structural portions of the buildings, constituting a part of the Health Care Facilities) and other charges relating to the ownership and operation of the Health Care Facilities. NHC is obligated at its expense to keep all improvements and fixtures and other components of the Health Care Facilities covered by "all risk" insurance in an amount equal to the full replacement costs thereof, insurance against boiler explosion and similar insurance, flood insurance if the land constituting the Health Care Facility is located within a designated flood plain area and to maintain specified minimal personal injury and property damage insurance, protecting the Company as well as NHC at such Health Care Facility. NHC is also obligated to indemnify and hold harmless the Company from all claims resulting from the use and occupancy of each Health Care Facility by NHC or persons claiming under NHC and related activities, as well as to indemnify the Company against, all costs related to any release, discovery, cleanup and removal of hazardous substances or materials on, or other environmental responsibility with respect to, each Health Care Facility leased by NHC.

COMMITMENTS

     At April 30, 1997, the Company committed to make loans and to fund construction in progress to third parties for $124.7 million. Commitments include construction financings which have closed but which have not been fully funded as of April 30, 1997 as well as investment amounts for which the Company has received a commitment fee but which have not been funded as of such date.

     The following table sets forth certain information regarding the Company's commitments as of April 30, 1997.

                                                                              COMMITMENTS
                                                         NUMBER OF    ----------------------------
                     FACILITY TYPE                       FACILITIES   CURRENT   FUTURE     TOTAL
                     -------------                       ----------   -------   -------   --------
                                                                             (IN THOUSANDS)
Long-term care.........................................      12       $30,073   $18,600   $ 48,673
Retirement Centers.....................................       1           551         0        551
Medical office buildings...............................       3         9,998         0      9,998
Assisted Living........................................      13        40,464    25,000     65,464
                                                             --       -------   -------   --------
  Total Commitments....................................      29       $81,086   $43,600   $124,686
                                                             ==       =======   =======   ========

ADVISORY AGREEMENT

     The Company entered into the Advisory Agreement on October 15, 1991 with NHC as "Advisor" under which NHC provides management and advisory services to the Company during the term of the Advisory Agreement. The Company believes the Advisory Agreement benefits the Company by providing it access to NHC's experience in the ownership and management of long-term care facilities and retirement centers. Under the Advisory Agreement, the Company engaged NHC to use its best efforts (a) to present to the Company a continuing and suitable investment program consistent with the investment policies of the Company adopted by the Company's Board of Directors from time to time; (b) to manage the day-to-day affairs and operations of the Company; and (c) to provide administrative services and facilities appropriate for such management. In performing its obligations under the Advisory Agreement, NHC is subject to the supervision of and policies established by the Company's Board of Directors.

     The Advisory Agreement was initially for a stated term which expired December 31, 1996. The Advisory Agreement is now on a year to year term. Either party may terminate the Advisory Agreement at any time on 90 days notice, and the Company may terminate the Advisory Agreement for cause at any time. For its services under the Advisory Agreement, NHC is entitled to annual compensation in a base amount of $1.625 million. Under the Advisory Agreement, the Company reimburses NHC for certain out of pocket expenses including those incurred in connection with borrowed money, taxes, fees to independent contractors, legal and accounting services and stockholder distributions and communications. For 1993 and later years the annual compensation is calculated on a formula which is related to the increase in fully diluted Funds from Operations per common share (as defined in the Advisory Agreement). In 1996, the annual compensation under the Advisory Agreement was $3.1 million.

     Pursuant to the Advisory Agreement, NHC manages all of the day-to-day affairs of the Company and provides all such services through NHC personnel. The Advisory Agreement provides that without regard to the amount of compensation received by NHC under the Advisory Agreement, NHC shall pay all expenses in performing its obligations including the employment expenses of the officers and directors and NHC personnel providing services to the Company. The Advisory Agreement further provides that the Company shall pay the expenses incurred with respect to and allocable to the prudent operation and business of the Company including any fees, salaries, and other employment costs, taxes and expenses paid to directors, officers and employees of the Company who are not also employees of NHC. Currently, other than the directors who are not employees of NHC, the Company does not have any officers or employees who are not also employees of NHC. The Company's two executive officers, Mr. Adams and Mr. LaRoche, are employees of NHC and all of their fees, salaries and employment costs are paid by NHC.

GOVERNMENT REGULATION AND HEALTH CARE

     Although President Clinton's Health Security Act failed to be enacted into law, it served as a catalyst for change in the U.S. health care industry, resulting in an increased emphasis on managed care and consolidation as a method of reducing health care costs in both the public and private sectors.

     The Clinton administration and Congress have indicated that reduction of U.S. health care costs continues to be a priority. On August 21, 1996, President Clinton signed into law a modified version of the Kassebaum-Kennedy health insurance reform bill, named the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"). In addition to giving increased assurance of the continued availability of health insurance regardless of medical condition, HIPAA also expands the government's programs for detecting and combating fraud and abuse in health care delivery, including the imposition of fines and recoupment of overpayments to providers. It is not possible to predict what additional actions Congress might take to reduce health care costs. Although cost-cutting measures enacted thus far have not had a material adverse effect on the Company that the Company is aware of, future significant reductions in reimbursement for long-term care facilities or hospitals could adversely affect the ability of the Company's tenants to pay amounts due under their leases or debt instruments, as could actions against the Company's lessees or borrowers for health care fraud and abuse or their failure to meet health care quality standards. Failure of the lessees or borrowers to make their lease or debt payments would have a direct and material adverse impact on the Company.

MANAGEMENT

     The following table sets forth the directors and executive officers of the Company as of the date of this Prospectus Supplement. Each executive officer of the Company is elected by the directors, serves at the pleasure of the Board of Directors and holds office until a successor is elected or until the earliest of resignation or removal. Directors hold office until the annual meeting for the year in which their term expires and until their successor is elected and qualified. A director may be removed from office for cause only.

                                                                                              DIRECTOR
                                                                                                TERM
NAME                                          AGE           POSITION WITH THE COMPANY         EXPIRES
----                                          ---           -------------------------         --------
W. Andrew Adams.............................  51     Director and President                     1999
Richard F. LaRoche, Jr......................  51     Director and Secretary                     1998
Jack Tyrrell................................  50     Director                                   1999
Robert T. Webb..............................  52     Director                                   2000
Ted H. Welch................................  63     Director                                   1998

     W. ANDREW ADAMS has been President and a director of the Company since its inception in 1991. Mr. Adams has also been President of NHC since 1974. He has served on the Multi-Facility Committee of the American Health Care Association, the trade association for long-term health care center companies. He has an M.B.A. from Middle Tennessee State University. Mr. Adams serves on the Board of Directors of David Lipscomb University in Nashville, Tennessee and on the Board of Directors of SunTrust Bank, Nashville, N.A., in Nashville, Tennessee.

     RICHARD F. LAROCHE, JR. has served as Vice President, Secretary and a director of the Company since its inception in 1991. Mr. LaRoche has also been General Counsel of NHC since 1971, Secretary of NHC since 1974 and Senior Vice President of NHC since 1986. He received a J.D. from Vanderbilt University and an A.B. from Dartmouth College. Mr. LaRoche is responsible for legal affairs, acquisitions and finance for both companies.

     JACK TYRRELL has served as a director of the Company since its inception in 1991. Mr. Tyrrell is a partner of Richland Ventures, L.P. and Richland Ventures, L.P. II, venture capital firms based in Nashville, Tennessee which were founded in May 1994 and September 1996. He also currently serves as a general partner of Lawrence, Tyrrell, Ortale & Smith and Lawrence, Tyrrell, Ortale & Smith, II, L.P., venture capital partnerships based in Nashville, Tennessee and New York, New York. Mr. Tyrrell serves as a director of Regal Cinemas, and Premier Parks, both of which are publicly held entities.

     ROBERT T. WEBB has served as a director of the Company since its inception in 1991. Mr. Webb is the owner of commercial buildings and rental properties in the Middle Tennessee area, a subdivision developer, and a partner in commercial properties located in Rosslyn, Virginia and Phoenix, Arizona. Mr. Webb has been President and the sole owner of Webb's Refreshments, Inc. which has been in operation serving the Middle Tennessee area since 1976. Mr. Webb attended David Lipscomb College and received a B.A. in business marketing from Middle Tennessee State University in 1969.

     TED H. WELCH has served as a director of the Company since its inception in 1991. Mr. Welch has owned and operated income producing real estate (primarily office buildings) in the southeastern United States since 1976. From 1953 until 1971, Mr. Welch worked for the Southwestern Company where he became Executive Vice President. From 1971 to 1974, he served as the Commissioner of Finance and Administration for the State of Tennessee, in which capacity he was responsible for all construction and maintenance of State of Tennessee real property, along with being chief operating officer. Mr. Welch received a B.S. from the University of Tennessee at Martin and attended the Graduate School of Management at Indiana University. Mr. Welch is President and Chief Executive Officer of Eagle Communications. Mr. Welch serves on the Board of Directors of American Constructors, Inc.; First American National Bank, Nashville, Tennessee; Logan's Roadhouse, Inc.; and Southeast Service Corporation.

     The following employees of NHC have material involvement with the Company:

     DONALD K. DANIEL (Vice President and Controller) joined NHC in 1977 as Controller. He received a B.A. degree from Harding University and an M.B.A. from the University of Texas. He is a certified public accountant.

     KENNETH D. DENBESTEN (Vice President/Finance) has served as Vice President/Finance since 1992. From 1987 to 1992, he was employed by Physicians Health Care, most recently as Chief Operating Officer. From 1984 to 1986, he was employed by Health America Corporation as Treasurer, Vice President of Finance and Chief Financial Officer. Mr. DenBesten received a B.S. in business administration and an M.S. in Finance from the University of Arizona.

     DAVID H. JONES (Assistant Vice President/Development) has been associated with NHI since 1991. He is responsible for initial investment review and presentation. Prior to that, he was employed by USAA for 14 years in positions ranging from programmer/analyst to acquisitions analyst in the real estate investments company during which time over 30 properties were closed totaling in excess of $200 million for various limited partnerships which were created. He has a B.S. in mathematics from Middle Tennessee State University and an M.B.A. from the University of Texas at San Antonio.

     CHARLOTTE A. SWAFFORD (Treasurer) has been Treasurer of NHC since 1985. She joined the Company in 1973 and has served as Staff Accountant, Accounting Supervisor and Assistant Treasurer. She has a B.S. degree from Tennessee Technological University.

                            DESCRIPTION OF THE NOTES

     The Notes constitute a separate series of securities (which are more fully described in the accompanying Prospectus) to be issued pursuant to an indenture, dated as of December 13, 1995 (as supplemented, the "Indenture") between the Company and SunTrust Bank, Nashville, N.A., as trustee (the "Trustee"), a copy of which Indenture and supplements thereto have been filed as exhibits to the registration statement to which this Prospectus Supplement and the accompanying Prospectus relate and the documents incorporated by reference therein. The following summary of the Notes is qualified in its entirety by reference to the Indenture. The terms of the Notes include those provisions contained in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The following description of the particular terms of the Notes offered hereby (referred to herein as the "Notes" and in the Prospectus as the "Debt Securities") supplements, and to the extent inconsistent therewith, replaces, the description of the general terms and provisions of the Debt Securities set forth in the Prospectus, to which description reference is hereby made. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Prospectus or the Indenture, as the case may be.

GENERAL

     The Notes will be limited to $100,000,000 in aggregate principal amount. The Notes will be issued in denominations of $1,000 and integral multiples of
$1,000, will bear interest from             , 1997 at the annual rate set forth
on the cover page of this Prospectus Supplement, and will mature on
  , 2007 (the "Maturity Date"). Interest will be payable semi-annually in
arrears on           and           , commencing           , 1997 (each, an
"Interest Payment Date"), to the persons in whose names the Notes are registered
at the close of business on the preceding           or           , respectively,
regardless of whether such day is a Business Day. If any Interest Payment Date or the Maturity Date falls on a day that is not a Business Day, the required payment shall be made on the next Business Day as if it were made on the date such payment was due and no interest shall accrue on the amount so payable for the period from and after such Interest Payment Date or the Maturity Date, as the case may be. "Business Day" means any day, other than a Saturday or Sunday, on which banking institutions in the city of Nashville, Tennessee and New York City are open for business.

     The Notes will be direct, unsecured obligations of the Company and will rank equally with all other unsecured and unsubordinated indebtedness of the Company from time to time. Subject to certain limitations set forth in the Indenture, the Indenture will permit the Company to incur additional secured and unsecured indebtedness. See "-- Covenants" below.

     The Notes will be issued only in fully registered, book-entry form. See "-- Book-Entry System" below.

     The Notes will not be subject to a sinking fund.

     Reference is made to the section entitled "-- Covenants" herein for a description of the covenants applicable to the Notes. Compliance with such covenants with respect to the Notes generally may not be waived by the Trustee unless the Holders of at least a majority in principal amount of all outstanding Notes consent to such waiver.

     Except as described herein under "-- Covenants" and under "Consolidation, Merger, Sale or Conveyance" in the accompanying Prospectus, the Indenture does not contain any other provisions that would limit the ability of the Company to incur indebtedness or that would afford Holders of the Notes protection in the event of (i) a highly leveraged or similar transaction involving the Company,
(ii) a change of control, or (iii) a reorganization, restructuring, merger or similar transaction involving the Company that may adversely affect the Holders of the Notes. In addition, subject to the limitations set forth under "Consolidation, Merger, Sale or Conveyance" in the accompanying Prospectus, the Company may, in the future, enter into certain transactions such as the sale of all or substantially all of its assets or the merger or consolidation of the Company that would increase the amount of the Company's indebtedness or substantially reduce or eliminate the Company's assets, which may have an adverse effect on the Company's ability to service its indebtedness, including the Notes.

     The Company and its management have no present intention of engaging in a highly leveraged or similar transaction involving the Company.

OPTIONAL REDEMPTION BY THE COMPANY

     The Company may redeem the Notes, at any time, in whole or from time to time in part, at the election of the Company, at a redemption price equal to the sum of (i) the principal amount of the Notes being redeemed plus accrued interest thereon to the redemption date and (ii) the Make-Whole Amount (as defined below), if any, with respect to such Notes (the "Redemption Price").

     From and after notice has been given as provided in the Indenture, if funds for the redemption of any Notes called for redemption shall have been made available on such redemption date, such Notes will cease to bear interest on the date fixed for such redemption specified in such notice and the only right of the Holders of the Notes will be to receive payment of the Redemption Price.

     Notice of any optional redemption of any Notes will be given to Holders at their addresses, as shown in the Note register, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the Redemption Price and the principal amount of the Notes held by such Holder to be redeemed.

     The Company will notify the Trustee at least 45 days prior to the redemption date (or such shorter period as satisfactory to the Trustee) of the aggregate principal amount of Notes to be redeemed and the redemption date. If less then all the Notes are to be redeemed at the option of the Company, the Trustee shall select, pro rata or by lot or by any other method that the Trustee considers fair and appropriate under the circumstances, Notes of such series to be redeemed in whole or in part. Notes may be redeemed in part in the minimum authorized denomination for Notes or in any integral multiple thereof.

     As used herein,

     "Make-Whole Amount" means, in connection with any optional redemption of any Note, the excess, if any of (i) the aggregate present value as of the date of such redemption of each dollar of principal being redeemed and the amount of interest (exclusive of any interest accrued to the date of redemption) that would have been payable in respect of such dollar if such redemption had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (as defined below) (determined on the third Business Day preceding the date such notice of redemption is given) from the respective dates on which such principal and interest would have been payable if such redemption had not been made, over (ii) the aggregate principal amount of the Notes being redeemed.

     "Reinvestment Rate" means 0.25% plus the arithmetic mean of the yields under the respective headings "This Week" and "Last Week" published in the most recent Statistical Release (as defined below) under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For the purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

     "Statistical Release" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination under the Indenture, then such other reasonably comparable index which shall be designated by the Company.

COVENANTS

  Limitations on Liens

     The Notes will not be secured by mortgage, pledge or other lien. The Company will covenant in the Indenture not to pledge or otherwise subject to any lien any property or assets of the Company or its subsidiaries unless the Notes are secured by such pledge or lien equally and ratably with all other obligations secured thereby so long as such obligations shall be so secured; provided, however, that such covenant will not apply to liens securing obligations which do not in the aggregate at any one time outstanding exceed 10% of Consolidated Net Tangible Assets (as defined below) of the Company and its consolidated subsidiaries and in addition will not apply to:

          (1) Any lien or charge on any property, tangible or intangible, real or personal, existing at the time of acquisition or construction of such property (including acquisition through merger or consolidation) or given to secure the payment of all or any part of the purchase or construction price thereof or to secure any indebtedness incurred prior to, at the time of, or within one year after, the acquisition or completion of construction thereof for the purpose of financing all or any part of the purchase or construction price thereof;

          (2) Any liens, deposits or pledges to secure the performance of any bids, tenders, contracts (other than contracts for the borrowing of money), capitalized leases, other leases permitted under the terms of the Indenture, public or statutory obligations, stay, appeal, indemnity, performance or other similar bonds or other similar obligations arising in the ordinary course of business;

          (3) Any lien in favor of the United States or any state thereof or the District of Columbia or any foreign country or any province or similar territory thereof, or any agency, department or other instrumentality thereof, to secure progress, advance or other payments pursuant to any contract or provision of any statute;

          (4) Mechanics', materialmen's, carriers', or other like liens arising in the ordinary course of business (including construction of facilities) in respect of obligations which are not due or which are being contested in good faith;

          (5) Any lien arising by reason of deposits with, or the giving of any form of security to, any governmental agency by any body created or approved by law or governmental regulations, which is required by law or governmental regulation as a condition to the transaction of any business, or the exercise of any privilege, franchise or license;

          (6) Any liens for taxes, assessments or governmental charges or levies not yet delinquent, or liens for taxes, assessments or governmental charges or levies already delinquent but the validity of which is being contested in good faith or delinquent but is due to be paid by a Person other than the Company for which the Company has reserves from such other Person sufficient to pay such taxes;

          (7) Liens (including judgment liens) arising in connection with legal proceedings so long as such proceedings are being contested in good faith and in the case of judgment liens, execution thereof is stayed;

          (8) Liens relating to secured indebtedness of the Company outstanding as of March 31, 1997;

          (9) Any extension, renewal or replacement (or successive extensions, renewals or replacements), as a whole or in part, of any lien referred to in the foregoing clauses (1) to (8) inclusive, provided, however, that the amount of any and all obligations and indebtedness secured thereby shall not exceed the amount thereof so secured immediately prior to the time of such extension, renewal or replacement and that such extension, renewal or replacement shall be limited to all or a part of the property which secured the charge or lien so extended, renewed or replaced (plus improvements on such property);

          (10) Easements, rights of way, restrictions, minor defects or irregularities of title and other similar charges or encumbrances not interfering in the aggregate in any material respect with the ordinary course of business of the Company or materially impairing the value of the property subject thereto;

          (11) Liens related to any interest or title of a lessor under any lease in which the Company is a lessee;

          (12) Any attachment or judgment lien not constituting an event of default under the Indenture; and

          (13) Liens relating to bankers rights of setoff.

     "Consolidated Net Tangible Assets" means the aggregate amount of assets (less applicable reserves and other properly deductible items) less (i) all current liabilities and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expenses and other like intangibles of the Company and its consolidated subsidiaries, all as set forth on the most recent balance sheet of the Company and its consolidated subsidiaries prepared in accordance with generally accepted accounting principles.

  Limitations on Incurrence of Certain Debt

     The Company also covenants in the Indenture that it will not create, assume, incur or otherwise become liable in respect of, any

          (a) Senior Debt (as defined below) unless the aggregate principal amount of Senior Debt outstanding of the Company will not, at the time of such creation, assumption or incurrence and after giving effect thereto and to any concurrent transactions, exceed the greater of (1) 150% of Capital Base (as defined below), or (ii) 225% of Tangible Net Worth (as defined below); and

          (b) Non-Recourse Debt (as defined below) unless the aggregate principal amount of Senior Debt and Non-Recourse Debt outstanding of the Company will not, at the time of such creation, assumption or incurrence and after giving effect thereto and to any concurrent transactions, exceed 225% of Capital Base.

     For the purposes of this limitation as to borrowing money, "Senior Debt" (which as of March 31, 1997 was $174,087,000) means all Debt other than Non-Recourse Debt and Subordinated Debt; "Debt", with respect to any Person shall mean (i) its indebtedness, secured or unsecured, for borrowed money exclusive of trade credit; (ii) Liabilities secured by an existing lien on property owned by such Person; (iii) Capital Lease Obligations, and the present value of all payments due under any arrangement for retention of title (discounted at the implicit rate if known and at 9% otherwise) if such arrangement is in substance an installment purchase or an arrangement for the retention of title for security purposes; and (iv) guarantees of obligations of the character specified in the foregoing clauses (i), (ii) and (iii), to the full extent of the liability of the guarantor (discounted to present value, as provided in the foregoing clause (iii), in the case of guarantees of title retention arrangements); "Capital Lease" shall mean at any time any lease of Property, which, in accordance with generally accepted accounting principles, would at such time be required to be capitalized on a balance sheet of the lessee; "Capital Lease Obligation" shall mean at any time the amount of the liability in respect of a Capital Lease which, in accordance with generally accepted accounting principles, would at such time be so required to be capitalized on a balance sheet of the lessee; "Property" shall mean any interest in any kind of property or asset, whether real, personal or mixed, or tangible or intangible; "Person" shall mean an individual, partnership, corporation, joint venture, association, joint stock company, trust, limited liability company, unincorporated organization, or a government or agency or political subdivision thereof; "Non-Recourse Debt" with respect to any Person, shall mean any Debt secured by, and only by, property on or with respect to which such Debt is incurred where the rights and remedies of the holder of such Debt in the event of default do not extend to assets other than the property constituting security therefor; "Subordinated Debt" shall mean any unsecured Debt of the Company which is issued or assumed pursuant to, or evidenced by, an indenture or other instrument which contains provisions for the subordination of such other Debt (to which appropriate reference shall be made in the instruments evidencing such other Debt if not contained therein) to the Notes (and, at the option of the Company, if so provided, to other Debt of the Company, either generally or as specifically designated); "Capital Base" shall mean, at any date, the sum of Tangible Net Worth and Subordinated Debt; "Tangible Net Worth" shall mean, at any date, the net book value (after deducting related depreciation and amortization) of the Tangible Assets of the Company at such date, minus the amount of its Liabilities at such date; "Tangible Assets" shall mean all assets of the Company (including assets held subject to Capital Leases and other arrangements pursuant to which title to the Property has been retained by or vested in some other Person for security purposes) except: (i) deferred assets other than prepaid insurance, prepaid taxes and deposits; (ii) patents, copyrights, trademarks, tradenames, franchises, goodwill, experimental expenses and other similar intangibles; and
(iii) unamortized debt discount and expense; and "Liabilities" shall mean at any date the items shown as liabilities on the balance sheet of the Company, except any items of deferred income, including capital gains.

DEFEASANCE

     The Indenture provides that the Company will be discharged from any and all obligations with respect to the Notes (except for the obligations to register the transfer or exchange of the Notes, to replace temporary or mutilated, destroyed, lost or stolen Notes, to maintain an office or agency in respect of the Notes and to hold moneys for payment in trust) upon the irrevocable deposit by the Company with the Trustees, in trust, of an amount, in cash or U.S. Government Obligations (as defined below), or both, which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient without reinvestment to pay the principal of and premium (if any) and interest on the Notes on the scheduled due dates therefor.

     "U.S. Government Obligations" means direct, non-callable obligations of, or non-callable obligations guaranteed by, the United States of America for the timely payment of which obligation or guarantee the full faith and credit of the United States of America is pledged.

EVENTS OF DEFAULT

     The following are Events of Default under the Indenture with respect to the
Notes: (i) default in the payment of interest on the Notes of such series when due and payable, which continues for 30 days; (ii) default in the payment of principal of (and premium, if any) on the Notes when due and payable, at maturity, upon redemption or otherwise, which continues for five Business Days;
(iii) failure to perform any other covenant of the Company contained in the Indenture or the Notes which continues for 60 days after written notice as provided in the Indenture; (iv) default under any bond, debenture or other Indebtedness (as defined in the Indenture) of the Company or any subsidiary if
(a) either (x) such event of default results from the failure to pay any such Indebtedness at maturity or (y) as a result of such event of default, the maturity of such Indebtedness has been accelerated prior to its expressed maturity and such acceleration shall not be rescinded or annulled or the accelerated amount paid within 10 days after notice to the Company of such acceleration, or such Indebtedness having been discharged, and (b) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal or interest thereon, or the maturity of which has been so accelerated, aggregates $10,000,000 or more; and (v) certain events of bankruptcy, insolvency or reorganization relating to the Company.

GOVERNING LAW

     The Notes and the Indenture will be governed by and construed in accordance with the laws of the State of New York, without giving effect to its conflicts of law rules.

BOOK-ENTRY SYSTEM

     The following are summaries of certain rules and operating procedures of the DTC that affect the payment of principal and interest and transfers of interests in the Notes issued in book-entry form. Upon issuance, the Notes will be issued only in the form of a global security (a "Global Security") which will be deposited with, or on behalf of, DTC and registered in the name of Cede & Co., as nominee of DTC. Unless and until it is exchanged in whole or in part for Notes in definitive form under the limited circumstances described below, the Global Security may not be transferred except as a whole (i) by DTC to a nominee of DTC, (ii) by a nominee of DTC to DTC or another nominee of DTC, or (iii) by DTC or any such nominee to a successor of DTC or a nominee of such successor.

     Ownership of beneficial interests in the Global Security will be limited to persons that have accounts with DTC for the Global Security ("Participants") or persons that may hold interests through Participants. Upon the issuance of the Global Security, DTC will credit, on its book-entry registration and transfer system, the Participants' accounts with the respective principal amounts of the Notes represented by the Global Security beneficially owned by such Participants. Ownership of beneficial interests in the Global Security will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by DTC (with respect to interests of Participants) and on the records of Participants (with respect to interests of persons holding through Participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer, or pledge beneficial interests in the Global Security.

     So long as DTC or its nominee is the registered owner of the Global Security, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by the Global Security for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in the Global Security will not be entitled to have the interests represented by the Global Security registered in their names, will not receive or be entitled to receive physical delivery of the Notes in definitive form, and will not be considered the owners or Holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in the Global Security must rely on the procedures of DTC and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest, to exercise any rights of a Holder under the Indenture. The Company understands that under existing industry practices, if the Company requests any action of Holders or if an owner of a beneficial interest in the Global Security desires to give or take any action that a Holder is entitled to give or take under the Indenture, DTC would authorize the Participants holding the relevant beneficial interests to give or take such action, and such Participants would authorize beneficial owners owning through such Participants to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

     Principal and interest payments on interests represented by the Global Security will be made to DTC or its nominee, as the case may be, as the registered owner of the Global Security. None of the Company, the Trustee, or any other agent of the Company or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security or for maintaining, supervising, or reviewing any records relating to such beneficial ownership interests.

     The Company expects that DTC, upon receipt or any payment of principal or interest in respect of the Global Security, will immediately credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the Global Security as shown on the records of DTC. The Company also expects that payments by Participants to owners of beneficial interests in the Global Security held through such Participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participants.

     If DTC is at any time unwilling or unable to continue as depository for the Notes and the Company fails to appoint a successor depository registered as a clearing agency under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), within 90 days, the Company will issue the Notes in definitive form in exchange for the Global Security. Any Notes issued in definitive form in exchange for the Global Security will be registered in such name or names, and will be issued in denominations of $1,000 and such integral multiples thereof, as DTC shall instruct the Trustee. It is expected that such instructions will be based upon directions received by DTC from Participants with respect to ownership of beneficial interests in the Global Security.

     DTC has advised the Company of the following information regarding DTC. DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a "banking organization" within the meaning of the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York United Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its Participants and to facilitate the clearance and settlement of transactions among its Participants in such securities through electronic book-entry changes in accounts of the Participants, thereby eliminating the need for physical movement of securities certificates. DTC's Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations, some of which (and/or their representatives) own DTC. Access to DTC book-entry system is also available to others, such as banks, brokers, dealers, and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made by the Underwriter in immediately available funds. All payments of principal and interest in respect of Notes represented by a Global Security will be made by the Company in immediately available funds. The Notes will trade in DTC's Same-Day Funds Settlement System until maturity or until the Notes are issued in certificated form, and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

INFORMATION REGARDING THE TRUSTEE

     The Trustee under the Indenture is SunTrust Bank, Nashville, N.A. The Trustee is a lender under one of the Company's credit facilities and the trustee with respect to substantially all of the Company's publicly issued debt securities.

ADDITIONAL INFORMATION

     Anyone who receives this Prospectus Supplement may obtain a copy of the Indenture without charge by writing to National Health Investors, Inc., 100 Vine Street, Suite 1202, Murfreesboro, Tennessee 37130, Attention: Mr. Richard F. LaRoche, Jr., Secretary & Vice President.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     THE FOLLOWING IS A SUMMARY OF CERTAIN MATERIAL FEDERAL INCOME TAX CONSIDERATIONS REGARDING THE NOTES, AND IS BASED ON CURRENT LAW, IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. THIS DISCUSSION DOES NOT PURPORT TO DEAL WITH ALL ASPECTS OF TAXATION THAT MAY BE RELEVANT TO PARTICULAR HOLDERS OF NOTES IN LIGHT OF THEIR PERSONAL INVESTMENT OR TAX CIRCUMSTANCES, OR TO CERTAIN TYPES OF HOLDERS OF NOTES INCLUDING INSURANCE COMPANIES, TAX-EXEMPT ORGANIZATIONS, FINANCIAL INSTITUTIONS OR BROKER-DEALERS.

     EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT HIS OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OF THE PURCHASE, OWNER-

SHIP, CONVERSION AND SALE OF THE NOTES INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, CONVERSION AND SALE AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF HOLDERS OF NOTES

  Stated Interest

     Holders of Notes will be required to include stated interest on the Notes in gross income for federal income tax purposes in accordance with their methods of accounting for tax purposes. The Notes will not be issued with original issue discount.

  Market Discount

     Purchasers of Notes should be aware that the holding and disposition of Notes may be affected by the market discount provisions of the Internal Revenue Code of 1986, as amended (the "Code"). These rules generally provide that, subject to a statutorily-defined de minimis exception, if a holder of a debt instrument purchases it at a market discount and thereafter recognizes gain on a disposition of the debt instrument (including a gift or payment on maturity), the lesser of such gain (or appreciation, in the case of a gift) or the portion of the market discount that accrued while the debt instrument was held by such holder will be treated as ordinary interest income at the time of the disposition. For this purpose, a purchase at a market discount includes a purchase after original issuance at a price below the debt instrument's stated principal amount. The market discount rules also provide that a holder who acquires a debt instrument at a market discount (and who does not elect, as described below, to include such market discount in income on a current basis) may be required to defer a portion of any interest expense that may otherwise be deductible on any indebtedness incurred or maintained to purchase or carry such debt instrument until the holder disposes of the debt instrument in a taxable transaction.

     A Holder of a debt instrument acquired at a market discount may elect to include the market discount in income as the discount thereon accrues, either on a straight line basis or, if elected, on a constant interest rate basis. The current inclusion election, once made, applies to all market discount obligations acquired by such holder on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the Internal Revenue Service ("IRS"). If a holder of a Note elects to include market discount in income in accordance with the preceding sentence, the foregoing rules with respect to the recognition of ordinary income on a sale or certain other dispositions of such Note and the deferral of interest deductions on indebtedness related to such Note would not apply.

  Amortizable Bond Premium

     Generally, if the tax basis of an obligation held as a capital asset exceeds the amount payable at maturity of the obligation, such excess may constitute amortizable bond premium that the holder may elect to amortize under the constant interest rate method and deduct over the period from his acquisition date to the obligation's maturity date. A holder who elects to amortize bond premium must reduce his tax basis in the related obligation by the amount of the aggregate deductions allowable for amortizable bond premium.

     The amortizable bond premium deduction is treated as an offset to interest income on the related security for federal income tax purposes. Each prospective purchaser is urged to consult his tax advisor as to the consequences of the treatment of such premium as an offset to interest income for federal income tax purposes.

  Disposition

     In general, a holder of a Note will recognize gain or loss upon the sale, exchange, redemption, payment upon maturity or other taxable disposition of the Note measured by the difference between (i) the amount of cash and the fair market value of property received (except to the extent that such cash or other property is attributable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary income) and (ii) the holder's tax basis in the Note (as increased by any market discount previously included in income by the holder and decreased by any amortizable bond premium deducted over the term of the Note). Subject to the market discount and amortizable bond premium rules above, any such gain or loss will generally be long-term capital gain or loss, provided the Note was a capital asset in the hands of the holder and had been held for more than one year.

  Backup Withholding

     Under the backup withholding rules, a domestic holder of Notes may be subject to backup withholding at the rate of 31% with respect to interest or dividends paid on, and gross proceeds from the sale of, the Notes unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (b) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A holder of Notes who does not provide the Company with his current taxpayer identification number may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the holder's income tax liability.

     The Company will report to Holders of Notes and the IRS the amount of any "reportable payments" (including any interest or dividends paid) and any amount withheld with respect to the Notes during the calendar year.

     The backup withholding and information reporting rules are under review by the United States Treasury, and their applications to the Notes could be changed prospectively by future Treasury regulations.

     For a discussion regarding taxation of the Company, Holders should consult the "Federal Income Tax Considerations" section in the accompanying Prospectus.

                              ERISA CONSIDERATIONS

     The following is a summary of material considerations arising under ERISA and the prohibited transaction provisions of Section 4975 of the Code that may be relevant to prospective investors. This discussion does not purport to deal with all aspects of ERISA or the Code that may be relevant to particular investors in light of their particular circumstances. A PROSPECTIVE INVESTOR THAT IS (OR IS USING THE ASSETS OF) AN EMPLOYEE BENEFIT PLAN SUBJECT TO ERISA, A TAX-QUALIFIED RETIREMENT PLAN, AN INDIVIDUAL RETIREMENT ACCOUNT, OR A GOVERNMENTAL, CHURCH, OR OTHER PLAN THAT IS EXEMPT FROM ERISA IS ADVISED TO CONSULT ITS OWN LEGAL ADVISOR REGARDING THE SPECIFIC CONSIDERATIONS ARISING UNDER APPLICABLE PROVISIONS OF ERISA, THE CODE, AND STATE LAW WITH RESPECT TO THE PURCHASE, OWNERSHIP, OR SALE OF THE NOTES BY SUCH PLAN OR IRA.

     A fiduciary of a pension, profit-sharing, or other employee benefit plan (or entity whose assets constitute assets of any such plan) subject to ERISA (an "Employee Plan") should consider fiduciary standards under ERISA in the context of the Employee Plan's particular circumstances before authorizing an investment of all or any portion of such Employee Plan's assets in the Notes. Among other factors, such fiduciary should consider (i) whether the investment satisfies the prudence requirements of Section 404(a)(1)(B) of ERISA, (ii) whether the investment satisfies the diversification requirements of Section 404(a)(1)(C) of ERISA and (iii) whether the investment is in accordance with the documents and instruments governing the plan as required by Section 404(a)(1)(D) of ERISA. In addition, persons who control the investments of individual retirement accounts ("IRAs") should consider that IRAs may only make investments that are authorized by the appropriate governing documents and under applicable state law.

     In addition to the imposition of general fiduciary standards of investment prudence and diversification, ERISA, and the corresponding provisions of the Code, prohibit a wide range of transactions involving the assets of an Employee Plan or IRA (a "Benefit Plan") and persons who have certain specified relationships to the Benefit Plan ("parties in interest" within the meaning of ERISA or "disqualified persons" within the meaning of the Code). Such transactions are treated as "prohibited transactions" under Section 406 of ERISA and Section 408(e)(2) of the Code and excise taxes are imposed upon such persons by Section 4975 of the Code. Thus, a fiduciary of a Benefit Plan should consider whether the acquisition or the continued holding of the Notes might constitute or give rise to a direct or indirect non-exempt prohibited transaction, including a prohibited loan. Certain exemptions from the prohibited transaction rules could be applicable to the purchase and holding of Notes by a Benefit Plan depending on the type and circumstances of the plan fiduciary making the decision to acquire such Notes. Included among these exemptions are: Prohibited Transaction Class Exemption ("PTCE") 90-1, regarding certain transactions entered into by insurance company pooled separate accounts; PTCE 95-60, regarding certain transactions entered into by insurance company general accounts; PTCE 96-23, regarding certain transactions effected by "in-house asset managers"; PTCE 91-38 regarding certain transactions entered into by bank collective investment funds; and PTCE 84-14, regarding certain transactions effected by "qualified professional asset managers".

     Certain transactions involving the Company might be deemed to constitute prohibited transactions under ERISA and the Code with respect to a Benefit Plan that purchased Notes if assets of the Company were deemed to be assets of the Benefit Plan. The Department of Labor (the "DOL") has issued regulations (the "DOL Regulations") as to what constitutes assets of an employee benefit plan under ERISA. Under the DOL Regulations, if a Benefit Plan acquires an equity interest in an entity, which interest is neither a publicly offered security nor a security issued by an investment company registered under the Investment Company Act of 1940, as amended, the Benefit Plan's assets will include, for purposes of the fiduciary responsibility provisions of ERISA, both the equity interest and an undivided interest in each of the entity's underlying assets unless certain specified exceptions apply. Under the DOL Regulations, the term "equity interest" is to include any interest in an entity other than "an instrument that is treated as indebtedness under applicable local law and which has no substantial equity features." Although there is little guidance on the subject, the Company believes that, at the time of their issuance, the Notes will be treated as indebtedness without substantial equity features for purposes on the Plan Assets Regulation and that the assets of the Company will not be deemed to be plan assets of any Benefit Plan that invests in the Notes.

     Benefit Plans and their fiduciaries are strongly urged to consult with their advisors, before acquiring Notes, as to the application of ERISA to the acquisition, holding and sale of such Notes.

                                  UNDERWRITING

     Upon the terms and subject to the conditions contained in the Underwriting Agreement, Smith Barney Inc. (the "Underwriter") has agreed to purchase, and the Company has agreed to sell to such Underwriter, the entire aggregate principal amount of Notes.

     The Underwriting Agreement provides that the obligations of the Underwriter to pay for and accept delivery of the Notes offered hereby are subject to approval of certain legal matters by its counsel and to certain other conditions. The Underwriter is obligated to take and pay for the entire aggregate principal amount of Notes offered hereby if any of such Notes are taken.

     The Company has been advised by the Underwriter that the Underwriter proposes to offer part of the Notes purchased by it to the public at the public offering price set forth on the cover of this Prospectus Supplement and part of such Notes to certain dealers at such price, less a concession not in excess of
     % of the principal amount of the Notes under the price to the public. The Underwriter may allow, and such dealers may reallow, a concession not in excess of % of the principal amount of such Notes to certain other dealers. After the initial offering of the Notes to the public, the offering price and other selling terms may be changed by the Underwriter.

     The Underwriting Agreement contains covenants of indemnity between the Underwriter and the Company against certain civil liabilities, including liabilities under the Securities Act.

     In connection with this offering and in compliance with applicable law and industry practice, the Underwriter may overallot or effect transactions which stabilize, maintain or otherwise affect the market price of the Notes at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids. A stabilizing bid means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security. Such transactions may be effected in the over-the-counter market, or otherwise. The Underwriter is not required to engage in any of these activities. Any such activities, if commenced, may be discontinued at any time.

     Prior to the Offering, there has been no public market for the Notes. The Notes will not be listed on securities exchange. The Underwriter may, from time to time, purchase and sell Notes in a secondary market, but the Underwriter is not obligated to do so, and there can be no assurance that there will be a secondary market for the Notes or liquidity in the secondary market if one develops. There can be no assurance that an active trading market will develop or be sustained following the Offering or that purchasers of the Notes in the Offering will be able to liquidate their investments or to resell such Notes at or above the initial offering price.

     The Underwriter has provided and may in the future provide investment banking services to the Company.

                                 LEGAL MATTERS

     The validity of the Notes offered hereby will be passed upon for the Company by Harwell Howard Hyne Gabbert & Manner, P.C., Nashville, Tennessee, and for the Underwriter by Dewey Ballantine, New York, New York. In addition, Goodwin, Procter & Hoar LLP will pass upon certain Federal income tax matters relating to the Company.

PROSPECTUS

                        NATIONAL HEALTH INVESTORS, INC.

                                   SECURITIES
                   ------------------------------------------

     National Health Investors, Inc. (the "Company") is a real estate investment trust under the Internal Revenue Code of 1986, as amended (the "Code"), which may offer from time to time, in one or more series, its debt securities (the "Debt Securities"), shares of its Preferred Stock, $.01 par value per share (the "Preferred Stock"), and shares of Common Stock, $.01 par value per share (the "Common Stock"). The Debt Securities, Preferred Stock and Common Stock are collectively referred to herein as the "Securities." The Securities will have an aggregate offering price of up to $300,000,000 and will be offered on terms to be determined at the time of the offering.

     In the case of Debt Securities, the specific title, the aggregate principal amount, the ranking, the purchase price, the maturity, the rate and time of payment of any interest, any redemption or sinking fund provisions, any conversion provisions and any other specific term of the Debt Securities will be set forth in an accompanying supplement to this Prospectus (the "Prospectus Supplement"). In the case of Preferred Stock, the specific number of shares, designation, stated value per share, liquidation preference per share, issuance price, dividend rate (or method of calculation), dividend payment dates, any redemption or sinking fund provisions, any conversion rights and other specific terms of the series of Preferred Stock will be set forth in an accompanying Prospectus Supplement. In the case of Common Stock, the specific number of shares and issuance price per share will be set forth in an accompanying Prospectus Supplement. The Prospectus Supplement will also disclose whether the Securities will be listed on a national securities exchange and if they are not to be listed, the possible effects thereof on their marketability.

     The Securities may be sold: (i) directly by the Company; (ii) through underwriting syndicates represented by one or more managing underwriters, or by one or more underwriters without a syndicate; and (iii) through agents designated from time to time. The names of any underwriters or agents of the Company involved in the sale of the Securities in respect of which this Prospectus is being delivered and any applicable commissions or discounts will be set forth in an accompanying Prospectus Supplement. See "Plan of Distribution." The net proceeds to the Company from such sale will be set forth in the Prospectus Supplement.

     The Company's Common Stock is traded on the New York Stock Exchange (the "NYSE") under the symbol "NHI." On October 17, 1994, the closing sale price of the Common Stock on the NYSE was $27.5 per share.
                             ---------------------

    SEE "RISK FACTORS" FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY
                             PROSPECTIVE INVESTORS.
                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                             ---------------------

THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE
    MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
                             ---------------------

    This prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement.
                             ---------------------

                The date of this Prospectus is October 20, 1994.

                             AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, reports, proxy material and other information concerning the Company may be inspected at the offices of The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     The Company furnishes its stockholders with annual reports containing audited financial statements for each fiscal year and quarterly reports containing unaudited financial information for each of the first three quarters of each fiscal year.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby. The Prospectus and any accompanying Prospectus Supplement do not contain all of the information included in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Securities, reference is hereby made to the Registration Statement including the exhibits and schedules thereto. Statements contained in this Prospectus and any accompanying Prospectus Supplement concerning the provisions or contents of any contract, agreement or any other document referred to herein are not necessarily complete. With respect to each such contract, agreement or document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matters involved, and each such statement shall be deemed qualified in its entirety by such reference to the copy of the applicable document filed with the Commission. The Registration Statement including the exhibits and schedules thereto, may be inspected without charge at the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. and copies of it or any part thereof may be obtained from such office, upon payment of the fees prescribed by the Commission.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents filed by the Company with the Commission under the Exchange Act are incorporated herein by reference:

          (1) The Annual Report of the Company on Form 10-K for its fiscal year ended December 31, 1993;

          (2) The Quarterly Reports of the Company on Form 10-Q for fiscal quarters ended March 31, 1994, June 30, 1994 and September 30, 1994;

          (3) Current Report of the Company on Form 8-K dated September 6, 1994.

          (4) Description of the Company's Common Stock contained in Form 10 as amended by Form 8 effective with the Commission in October 1991; and

          (5) All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the Securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents which have been incorporated by reference herein, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference therein). Requests for such copies should be directed to the Company's principal executive offices, Attention: Mr. Richard
F. LaRoche, Jr., Secretary & Vice President, National Health Investors, Inc., 100 Vine Street, Suite 1202, Murfreesboro, Tennessee 37130, telephone number
(615) 890-9100.

                                  THE COMPANY

     The Company is a real estate investment trust ("REIT") which invests primarily in income producing health care properties. As of September 30, 1994, the Company had interests in net real estate owned by it and mortgage investments totalling approximately $631 million. The Company's strategy is to provide current income for distribution to stockholders through investments in health care related facilities, including long-term care facilities, acute care hospitals and medical office buildings. The Company intends to implement this strategy by acquiring additional properties and making additional mortgage loans nationwide predominantly in the long-term care industry.

     The Company commenced operations on October 17, 1991 with approximately $121,779,000 in net assets obtained when it acquired 40 skilled long-term care facilities and three retirement centers and four first mortgage notes from National HealthCorp, L.P. ("NHC") in exchange for 7,306,570 shares of the Company's Common Stock. Concurrently, the Company assumed mortgage indebtedness and certain other obligations of NHC related to the acquired properties. The 43 properties were then leased to NHC. NHC is a publicly traded master limited partnership which operates 96 long-term care facilities with a total of 12,303 licensed beds, four retirement centers with a total of 413 units, four assisted living facilities with a total of 127 beds and 29 home health care programs generating approximately 650,000 visits annually in the southeastern United States.

     As of September 30, 1994, the Company had investments in 229 health care facilities (the "Health Care Facilities") located in 25 states consisting of 197 long-term care facilities, four acute care hospitals, nine medical office buildings, residential projects for the developmentally disabled. These investments consist of approximately $478 million aggregate principal amount of loans to 35 borrowers, $119 million of purchase leaseback agreements with seven lessees and $33.8 million invested in REMIC mortgage -- pass through certificates. Of these 229 facilities, 43 are leased to NHC and an additional 14 facilities are managed by NHC. Consistent with its strategy of diversification, the Company has reduced the portion of its portfolio operated by NHC from 100% of total assets on October 17, 1991, to 26% of total assets on September 30, 1994.

     NHC and the Company have entered into an Advisory, Administrative Services and Facilities Agreement (the "Advisory Agreement") pursuant to which NHC provides management and advisory services to the Company. In addition, the Company and NHC have certain other relationships. See "Risk Factors -- Reliance on NHC" and "-- Conflicts of Interest."

     The Company was incorporated in Maryland in 1991. The principal executive offices of the Company are located at 100 Vine Street, Suite 1202, Murfreesboro, Tennessee 37130; telephone number (615) 890-9100. Unless the context indicates otherwise, references herein to the Company include all of the Company's subsidiaries.

                                  RISK FACTORS

     In evaluating the Company and its business, prospective investors should carefully consider the following factors in addition to those discussed elsewhere in this Prospectus and in an accompanying Prospectus Supplement.

RELIANCE ON NHC

     Forty-three of the Company's 229 properties (the leases on the 43 properties represent 26% of the Company's total assets as of September 30, 1994) consist of skilled long term care facilities and retirement centers leased to NHC, and in addition, 14 long-term facilities are managed by NHC. Thus, the financial returns to the Company's stockholders and the condition of the Company are to a large extent dependent upon the successful operation of such facilities by NHC. In connection with the formation of the Company in 1991, these facilities were transferred to the Company subject to existing debt. A portion of such indebtedness is cross-collateralized with other NHC debt. Thus, a default by NHC under its debt instruments, which is not cured by the Company, could cause the Company to lose a significant amount of its assets through foreclosure or other means.

     The Company is advised by NHC, under the supervision of the Company's Board of Directors, which is ultimately responsible for the management of the Company. With the exception of investment decisions of the Company, substantially all of the Company's operations are conducted by NHC. Therefore, the Company is dependent upon the services of a few key personnel who are employees of NHC. If any of these key personnel were to leave NHC and NHC were unable to locate suitable replacements, the Company could be adversely affected. All investment decisions of the Company (excluding transactions with NHC) must be approved by a majority of the directors. All transactions with NHC must be approved by a majority of unaffiliated directors.

     NHC has agreed to indemnify the Company for certain liabilities which may be incurred by the Company in connection with the Health Care Facilities and certain notes, mortgage debt and guaranteed debt of NHC which the Company agreed to assume in connection with the formation of the Company. The aggregate amount outstanding under such notes, mortgage debt and guaranteed debt was $44,781,000 at September 30, 1994. Such indemnities relate to matters including, without limitation, certain financial obligations, acceleration of debt due to failure to obtain required consents, environmental liabilities and title matters. There can be no assurance that, at the time the Company may seek any such indemnity, NHC will be financially able to meet its indemnity obligations, which obligations are unsecured.

CONFLICTS OF INTEREST

     Two of the five directors and all of the officers of the Company occupy positions with NHC, and therefore there may be conflicts of interest in their duties to the NHC unitholders and Company stockholders. Although the directors of the Company believe the terms of the NHC leases and the Advisory Agreement are fair and reasonable, not all of the terms of the leases or the Advisory Agreement were negotiated on an arm's-length basis. The Company may purchase additional equity interests in real estate from, or make additional mortgage loans to, NHC. Since NHC is the Company's investment advisor, it will have a conflict of interest in determining the price to be paid by the Company for additional assets which may be purchased from NHC and the terms of any leases to be entered into between the Company and NHC.

     There may from time to time be disputes between the Company as landlord and NHC as tenant with respect to maintenance, repairs, defaults, and similar items. These disputes will be settled by binding arbitration.

     Counsel to NHC also represents the Company on certain matters. In the course of such representation circumstances may arise in which NHC and the Company have conflicting interests, in which event separate counsel will be retained to represent one or both of the parties.

GOVERNMENT REGULATION

     Health Care Reform. Rising health care costs in the United States have provided a strong impetus for health care reform. On October 27, 1993, President Clinton delivered to Congress his administration's health care reform plan, known as the Health Security Act. This bill seeks to restructure the U.S. health care system and to guarantee medical coverage to all Americans, with a concomitant goal of reducing health care costs. The cornerstone of the plan is that it would guarantee all Americans a uniform, comprehensive package of health benefits by requiring all employers to pay most of their workers' insurance premiums while offering government subsidies to the poor and to small, low-wage businesses.

     An important emphasis of the Clinton plan is the concept of "managed care." The plan would group patients into large regional insurance buying pools, known as "health alliances," which would negotiate with various health plans. Another emphasis of the plan is the capping of Medicare and Medicaid expenditures. It is anticipated that the Clinton plan would result in the consolidation of health care providers into provider alliances.

     The plan also would create a National Health Board responsible for regulating implementation of the national budget for health care spending and would establish baseline budgets for the various health care alliances by allocating national spending among alliances.

     President Clinton has urged Congress to act on his proposed bill by the end of 1994, but it now appears increasingly unlikely that his plan will be enacted. In addition to President Clinton's proposed legislation, a number of other bills regarding health care reform are being circulated. At present, it is difficult to predict whether any significant health care reform legislation will be enacted this year, or what effect any federal or state health care reform legislation ultimately adopted in the area of health care reform would have on the operations of facilities subject to leases or mortgages with the Company. Any changes in existing law that would have an adverse effect upon the Company's lessees or borrowers could, in turn, have an adverse effect upon the Company's revenues. In response to indications that health care reform legislation might be enacted, the market place has voluntarily placed an increasing emphasis on cost containment and managed health care, which has tended to lead toward increased consolidation of health care providers into integrated health care delivery systems.

     Potential Operator Loss of Licensure or Certification. The health care industry is highly regulated by federal, state and local law, and is directly affected by state and local licensing requirements, facility inspections, state and federal reimbursement policies, regulations concerning capital and other expenditures, certification requirements, and other such laws regulations and rules. Sanctions for failure to comply with these regulations and laws include (but are not limited to) loss of licensure, fines, and loss of certification to participate in the Medicare and Medicaid programs, as well as potential criminal penalties. The failure of any lessee or borrower to comply with such laws, requirements and regulations could affect its ability to operate the facility or facilities and could adversely affect such lessee's or borrower's ability to make lease or debt payments to the Company.

     In the past several years, due to rising health care costs, there has been an increased emphasis on detecting and eliminating fraud and abuse in the Medicare and Medicaid programs. Payment of any consideration in exchange for referral of Medicare and Medicaid patients is generally prohibited by federal statute, which subjects violators to severe penalties, including exclusion from the Medicare and Medicaid programs, fines, and even prison sentences. In recent years, both federal and state governments have significantly increased investigation and enforcement activity to detect and punish wrongdoers. In addition, legislation has been adopted at both state and federal levels which severely restricts the ability of physicians to refer patients to entities in which they have a financial interest.

     It is anticipated that the trend toward increased investigation and enforcement activity in the area of fraud and abuse, as well as self-referral, will continue in future years. Certain of the Company's investments are with lessees or borrowers which are partially or wholly owned by physicians. In the event that any lessee or borrower were to be found in violation of laws regarding fraud and abuse or self-referral, that lessee's or borrower's ability to operate the facility as a health care facility could be jeopardized, which could adversely affect the lessee's or borrower's ability to make lease or debt payment to the Company and thereby adversely affect the Company.

     Reliance on Government Reimbursement. A significant portion of the revenue of the Company's lessees and borrowers is derived from governmentally-funded reimbursement programs, such as Medicare and Medicaid. These programs are highly regulated and subject to frequent and substantial changes resulting from legislation, adoption of rules and regulations, and administrative and judicial interpretations of existing law. In recent years, there have been fundamental changes in the Medicare program which have resulted in reduced levels of payment for a substantial portion of health care services. Moreover, health care facilities have experienced increasing pressures from private payors attempting to control health care costs, and reimbursement from private payors has in many cases effectively been reduced to levels approaching those of government payors.

     In many instances, revenues from Medicaid programs are already insufficient to cover the actual costs incurred in providing care to those patients. Governmental and popular concerns regarding health care costs may result in significant reductions in payments to health care facilities, and there can be no assurance that future payment rates for either governmental or private health care plans will be sufficient to cover cost increases in providing services to patients. Any changes in reimbursement policies which reduce reimbursement to levels that are insufficient to cover the cost of providing patient care could adversely affect revenues of the Company's health-related lessees and borrowers and thereby adversely affect those lessees' and borrowers' abilities to make their lease or debt payments to the Company. Failure of the lessees or borrowers to make their lease or debt payments would have a direct and material adverse impact on the Company.

COMPETITION FOR FINANCING OF HEALTH CARE FACILITIES

     The Company competes with other REITs, real estate partnerships, health care providers and other investors, including but not limited to banks and insurance companies, in the acquisition, leasing and financing of health care facilities. The Company is currently seeking to expand its business by acquiring and financing additional properties. In making such acquisitions and financings, the Company competes with these other entities, some of which have greater financial resources than the Company. There can be no assurance that suitable investments will be identified or that investments can be consummated on commercially reasonable terms.

     The ability of the Company to acquire additional properties will depend, among other things, upon its ability to obtain financing and government licenses and approvals, and the competitive environment for acquisitions. The nature of such licenses and approvals and the timing and likelihood of obtaining them vary widely from state to state, depending upon the facility or operation and the type of services proposed.

ENVIRONMENTAL MATTERS

     Under various federal, state and local environmental laws, ordinances and regulations, an owner of real property or a secured lender (such as the Company) may be liable in certain circumstances for the costs of removal or remediation of certain hazardous or toxic substances at, under or disposed of in connection with such property, as well as certain other potential costs relating to hazardous or toxic substances (including government fines and injuries to persons and adjacent property). Such laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence or disposal of such substances and may be imposed on the owner in connection with the activities of an operator of the property. The cost of any required remediation, removal, fines or personal or property damages and the owner's liability therefore could exceed the value of the property and/or the aggregate assets of the owner. In addition, the presence of such substances, or the failure to properly dispose of or remediate such substances, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral which, in turn, would reduce the Company's revenues and ability to make distributions.

     Although some of the leases pertaining to the Company's properties require the lessee to indemnify the Company for certain environmental liabilities, the scope of such obligations may be limited and there can be no assurances that any such seller or lessee will be able to fulfill its indemnification obligations.

HEALTH CARE REAL ESTATE INVESTMENT RISKS

     The Company's Health Care Facilities and any subsequently acquired properties will be subject to various real estate related risks.

     Volatility of Value of Real Estate. Real property investments in the health care industry are subject to varying degrees of risk. The economic performance and values of health care real estate can be affected by many factors including governmental regulation, economic conditions, and demand for health care services. There can be no assurance that the value of any property acquired by the Company will appreciate or that the value of property securing any of the Company's mortgage loans will not depreciate.

     Volatility of Income and Returns. Additional risks of investing in health care related real estate are the possibilities that the Health Care Facilities will not generate income sufficient to meet operating expenses, will generate income and capital appreciation, if any, at rates lower than those anticipated or will yield returns lower than those available through investments in comparable real estate or other investments. Income from properties and yields from investments in such properties may be affected by many factors, including changes in governmental regulation (such as zoning laws), general or local economic conditions (such as fluctuations in interest rates and employment conditions), the available local supply of and demand for improved real estate, a reduction in rental income as the result of the inability to maintain occupancy levels, natural disasters (such as earthquakes and floods) or similar factors.

     Illiquidity of Real Estate Investments. Real estate investments are relatively illiquid and, therefore, tend to limit the ability of the Company to vary its portfolio promptly in response to changes in economic or other conditions. All of the Company's properties are in the same line of business and the Company has no present intention of varying the types of real estate in its portfolio. In addition, certain significant expenditures associated with real estate investments (such as mortgage payments, real estate taxes and maintenance costs) are generally not reduced when circumstances cause a reduction in income from the investment. Should such events occur, the Company's income and funds for distribution would be adversely affected.

     Uninsured Loss. The Company currently requires and it is the intention of the Company to continue to require NHC and all other lessees to secure adequate comprehensive property and liability insurance that covers the Company as well as the lessee. Certain risks may, however, be uninsurable or not economically insurable and there can be no assurance that the Company or a lessee will have adequate funds to cover all contingencies itself. Should such an uninsured loss occur, the Company could lose both its invested capital, including its equity interests, and its anticipated profits relating to such property.

     Dependence on Lease Income and Mortgage Payments from Real Property. Since a substantial portion of the Company's income is derived from lease and mortgage income from real property, the Company's income would be adversely affected if a significant number of the Company's lessees or borrowers were unable to meet their obligations to the Company or if the Company were unable to lease its properties or grant mortgages on economically favorable terms. The initial term of the Master Lease Agreement with NHC expires on December 31, 2001. There can be no assurance that NHC or any other lessee will exercise their options to renew their leases upon the expiration of the initial terms or that if such failure to renew were to occur, the Company could lease the property to others on favorable terms. In such an instance, the Company would continue to be responsible for payment of any indebtedness it had incurred with respect to such property.

CERTAIN RESTRICTIONS ON TRANSFER OF SHARES; BUSINESS COMBINATIONS

     Provisions of the Company's charter (the "Charter"), primarily intended to enable the Company to maintain its status as a REIT, authorize the Company (i) to refuse to transfer capital stock to, or prohibit exercise of stockholder rights by, any person who as a result would beneficially own, directly or indirectly by attribution, Common Stock (which includes shares convertible into Common Stock) in excess of 4.0% (which percentage can increase to up to 9.9% upon the determination of the Board of Directors) of the outstanding Common Stock or in excess of 9.9% of the outstanding stock of any other class of stock (the shares held in excess of the applicable limit, "Excess Shares") or any person whose accumulation of stock would, in the opinion of the Board of Directors, jeopardize the status of the Company as a REIT and (ii) to redeem Excess Shares. In addition, the Charter prevents a stockholder from owning at any time, directly or indirectly by attribution, more than 4.0% (potentially increasing to 9.9%) of the outstanding Common Stock or in excess of 9.9% of the outstanding stock of any other class of stock. Pursuant to powers granted by the Charter, the Company's Board of Directors has exempted members of the family of Dr. Carl Adams and NHC, the Company's two largest stockholders, from these provisions. If these transfer or ownership restrictions are violated by any person, stock acquired in excess of these limits shall be deemed to have been acquired by and to be held on behalf of the Company and, as the equivalent of treasury shares for such purpose, shall not be considered to be outstanding for quorum or voting purposes and shall not be entitled to receive dividends.

     For the Company to qualify as a REIT in any taxable year, no more than 50% in value of its outstanding stock of all classes may be owned directly or indirectly by attribution by five or fewer individuals at any time during the second half of the Company's taxable year. Also in order to qualify as a REIT in any taxable year, the capital stock of the Company must be owned by 100 or more persons during at least 335 days of a taxable year consisting of twelve months or during a proportionate part of a short taxable year. Further, in all taxable years a large percentage (at least 75% and more likely 95%) of the Company's rental income must be derived from lessees in which the Company does not own, directly or indirectly by attribution, a 10% or greater interest. The Company would be deemed to own that percentage interest in a lessee (including NHC) owned by a stockholder of the Company who owned, directly or indirectly by attribution, 10% or more of the Common Stock. See "Federal Income Tax Considerations -- Requirements for Qualifications as a REIT -- Stock Ownership Rules" and "-- Source of Income Tests".

     The limitations on ownership of Common Stock and other classes of stock set forth in the Charter are intended to reduce the possibility of the Company's failing to meet the common stock ownership requirements for REIT qualification. However, such provisions may inhibit market activity with respect to the securities and the resulting opportunity for stockholders to receive a premium for the Common Stock (or other class of stock) that might otherwise exist if an individual were attempting to assemble a block of such stock in excess of the applicable percentage limitation. Also, there can be no assurance that such provisions will in fact prevent the Company from failing to meet such ownership requirements.

     Such provisions would also make the Company an unsuitable investment for any person seeking to obtain ownership of more than 4.0% (potentially increasing to 9.9%) of the outstanding capital stock of the Company. Although the Company does not anticipate that it will redeem or otherwise reduce the number of shares of outstanding stock except for Excess Shares, if such number were reduced, the percentage limitation might be exceeded by a stockholder without any action on his part.

     In addition, certain provisions of Maryland law regarding Business Combinations (as defined) require approval of the holders of 80% of the outstanding voting shares of Common Stock of the Company. The Company's Charter and Bylaws contain certain provisions that could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for the Common Stock. These provisions include a staggered board of directors, blank check preferred stock, and the application of Maryland corporate law provisions on business combinations and control shares. See "Descriptions of The Company's Capital Stock."

TAX RISKS REGARDING TAXATION OF COMPANY AND ITS STOCKHOLDERS

     The Company was organized and believes that it has conducted and intends to conduct its operations so as to qualify for taxation as a REIT under Sections 856 through 860 of the Code. See "Federal Income Tax Considerations." The Company has not sought, nor will it seek, a ruling from the Internal Revenue Service ("IRS") with respect to its qualification as a REIT. No assurances can be given that the Company will at all times satisfy these rules and tests. Under certain circumstances, the failure of the Company to meet the qualification rules and tests could cause the Company to be taxed as a regular corporation in which case dividends paid to the stockholders would not be deductible by the Company in computing its taxable income. Furthermore, the Company would not be eligible to elect to be taxed as a REIT for five taxable years

(including the year of disqualification). Under certain other circumstances, if the Company failed to meet the qualification rules and tests, the Company would continue to qualify as a REIT, but the Company could be required to pay interest, taxes and/or certain nondeductible penalties. The payment of any tax, interest or penalties by the Company would reduce the funds available for distribution to stockholders or for investment, and could necessitate that the Company borrow additional funds or liquidate certain of its investments.

     In order to minimize the chances that the Company will violate certain stock ownership rules (see "Federal Income Tax Considerations -- Requirements for Qualification as a REIT"), the Directors of the Company are given the power to redeem or prohibit the transfer of any class of capital stock if such transfer would cause the Company to violate any stock ownership rule. Stockholders are cautioned, however, that because broad attribution rules are used in determining stock ownership and a large percentage of capital stock may be held by nominees in "street name", the Company may be unaware of a violation of these stock ownership rules and therefore the qualification of the Company as a REIT may be inadvertently lost. See also "Description of the Company's Capital Stock" for a further discussion of additional requirements by the Board of Directors of the Company as a result of such attribution rules.

                       RATIO OF EARNINGS TO FIXED CHARGES

     Set forth below is the ratio of earnings to fixed charges for the Company for the periods indicated:

                                                                                  NINE
                                                                                 MONTHS
                                                            YEAR ENDED            ENDED
                                                           DECEMBER 31,       SEPTEMBER 30,
                                                        ------------------    -------------
                                                        1991   1992   1993    1993    1994
                                                        ----   ----   ----    -----   -----
Ratio of earnings to Fixed Charges....................  1.39x  1.55x  2.04x    2.04x   2.44x
Ratio of earnings to Combined Fixed Charges and
  Preferred Stock Dividends...........................  1.39x  1.55x  2.04x    2.04x   1.88x

     For the purpose of calculating the ratio of earnings to fixed charges, net income has been added to fixed charges and that sum has been divided by such fixed charges. Fixed charges consist of interest expense, capitalized interest and amortization and depreciation expense.

                                USE OF PROCEEDS

     Unless otherwise specified in the Prospectus Supplement which accompanies this Prospectus, the net proceeds from the sale of the Securities offered from time to time hereby, will be used for general business purposes, including the repayment of outstanding amounts on the Company's $116 million revolving credit agreement (the "Amended Credit Agreement"), repayment of any other indebtedness, the acquisition of additional property, and the funding of additional mortgage loans and construction projects. The Prospectus Supplement which accompanies this Prospectus contains additional information concerning the use of proceeds.

     The Amended Credit Agreement includes a $76 million Tranche A and a $40 million Tranche B and provides for advances with interest at various rates as selected by the Company based on various indices. All outstanding amounts under Tranche A are due on June 9, 1997 and all outstanding amounts under Tranche B are due on June 6, 1995. As of September 30, 1994, the principal amount outstanding under the Credit Agreement was $94.5 million. The amount outstanding under the Credit Agreement as of such date was used by the Company for the purchase of real estate assets and the funding of mortgage loans.

     Pending such uses, the net proceeds will be invested in short-term, interest-bearing, direct obligations issued or guaranteed by the United States, certificates of deposit or accounts, or investment grade commercial paper, consistent with the Company's qualification as a REIT, the Charter, and the Company's agreements with its lenders.

                              RECENT DEVELOPMENTS

LITCHFIELD ASSET MANAGEMENT CORP.

     On August 31, 1994, the Company committed to fund a loan of $176 million for permanent financing by Litchfield Asset Management Corp. for 43 long term care facilities located in twelve states leased by a wholly owned subsidiary of Integrated Health Services, Inc. ("IHS") (the "Litchfield Facilities"). The Litchfield Facilities include 43 long-term care facilities with approximately 5,430 beds. As of September 30, 1994, the Company had funded $150 million of the loan which was used for the payment of existing debt and the buyout of certain limited partnership interests in the Litchfield Facilities. The remaining amount is available for subsequent advances in annual amounts equal to the smaller of three times the increase in the Contribution Margin (as defined in the Loan Agreement) or $3.7 million. The loan bears interest at the rate of 10.75% on the initial draw and the greater of 10.75% or the 10-year Treasury Notes rate plus 500 basis points per annum on each subsequent draw. The term of the loan is the earlier of twelve months prior to the lease termination date or ten years and the loan is amortized over 25 years. The loan provides an annual payment escalator equal to the greater of a 3% increase in gross revenue, or the increase in the Consumer Price Index, with the period ended August 31, 1996 as the base year. The escalator will commence with the quarter beginning September 1, 1996. The loan may not be prepaid for the first three years and has a prepayment penalty of 4% until the second year prior to maturity at which time the prepayment penalty is reduced to 2% until the last year of the lease term at which time the prepayment penalty is eliminated.

     The leases on all 43 facilities are guaranteed by IHS. The Lessee is required to make an initial capital improvement which must be funded by December 31, 1995 and has committed on an ongoing basis to expand at least $300 per bed per year on capital improvements. In addition to the first mortgage lien on all 43 facilities, the loan is further secured by a letter of credit representing six months principal and interest. The Company has the right to approve any lessee, sublessee or management company for any of the Litchfield Facilities.

AMENDED CREDIT AGREEMENT

     On June 8, 1994, the Company entered into an Amended and Restated Credit Agreement (the "Amended Credit Agreement") with certain lenders. Pursuant to the Amended Credit Agreement, the Company has a revolving line of credit and letter of credit of up to a maximum of $116 million. The actual amount which the Company may borrow under the Amended Credit Agreement is limited by a borrowing base calculation. As of September 30, 1994, the maximum amount which the Company could borrow under the Amended Credit Agreement was $100 million and the total principal amount outstanding was $94.5 million. Under the Amended Credit Agreement, the Company is obligated to reduce the amount outstanding to $40 million or less for 30 days in each calendar year of which 15 days must be consecutive. The Company has met this obligation for 1994.

     The Amended Credit Agreement includes a $76 million Tranche A and a $40 million Tranche B and provides for advances with interest at various rates as selected by the Company based on various indices. All unpaid outstanding amounts advanced under Tranche A are due on June 9, 1997 and all unpaid outstanding amounts advanced under Tranche B are due on June 6, 1995. All loans pursuant to the Amended Credit Agreement are unsecured; however, in certain events the Company has agreed to grant the lenders a first lien security interest in the Company's mortgages, leaseholds and REMIC Certificates.

     The Amended Credit Agreement restricts the Company from entering into mortgages and leases with any one entity (other than NHC) which exceed 25% of its assets. It further limits the Company's "Exposure" (as defined in the Amended Credit Agreement) to NHC to 35%, and its "Exposure" to HealthTrust, Inc. -- The Hospital Company to approximately 30%.

                   DESCRIPTION OF THE COMPANY'S CAPITAL STOCK

CAPITAL STOCK

     The Company's authorized capital stock consists of 40,000,000 shares of Common Stock, par value $.01 per share, and 10,000,000 shares of Preferred Stock, par value $.01 per share.

     Holders of the Common Stock are entitled to receive, pro rata, dividends declared by the Board of Directors out of funds legally available therefore. In the event of any liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in the assets available for distribution to stockholders. There are no pre-emptive or other subscription rights, conversion rights, or redemption or sinking fund provisions with respect to the Common Stock.

     Each share of Common Stock is entitled to one vote on each matter submitted to a vote of stockholders. There is no right of cumulative voting in connection with the election of directors. Any shares of Common Stock issued and sold hereunder will be, when issued, fully paid and nonassessable.

     The Company's Board of Directors is authorized to issue Preferred Stock in one or more series and, with respect to each series, to determine the number of shares constituting any series, and the preferences, conversion and other rights, voting powers, restrictions and limitations as to dividends, qualifications and terms and conditions of redemption.

     The Preferred Stock and the variety of characteristics available for it offers the Company flexibility in financing and acquisition transactions. An issuance of Preferred Stock could dilute the book value or adversely affect the relative voting power of the Common Stock. The issuance of such shares could be used to discourage unsolicited business combinations, for example, by providing for class voting rights which would enable the holder to block such a transaction. Although the Board of Directors is required when issuing such stock to act based on its judgment as to the best interests of the stockholders of the Company, the Board could act in a manner which would discourage or prevent a transaction some stockholders might believe is in the Company's best interests or in which stockholders could or would receive a premium for their shares of Common Stock over the market price.

     The Company's Board of Directors has authority to classify or reclassify authorized but unissued shares of Preferred Stock by setting or changing the preferences, conversion and other rights, voting powers, restrictions and limitations as to dividends, qualifications, and terms and conditions of redemption of stock.

REIT PROVISIONS

     The Charter contains certain limitations on the number of shares of the Company's stock that any one stockholder may own, which limitations are designed to ensure that the Company maintains its status as a REIT.

     Upon demand of the Company, each stockholder must disclose to the Company such information with respect to direct and indirect ownership of stock owned (or deemed to be owned after applying the rules applicable to REITs under the Code) as the Board of Directors deems reasonably necessary in order that the Company may fully comply with the REIT provisions of the Code. Proposed transferees of stock must also satisfy the Board, upon demand, that such transferees will not cause the Company to fall out of compliance with such provisions.

     The Code prevents a company from qualifying as a REIT if more than 50% in value of its stock is owned by attribution by five or fewer individuals which includes certain entities treated as individuals (the "Closely-held Rule"). The Charter prohibits a stockholder (other than the Company's two largest stockholders who, after applying ownership attribution rules set forth in the Code, own approximately 22.86% of the outstanding shares of Common Stock of the Company) from owning more than 4.0% of the total number of outstanding shares of the Common Stock (which includes shares convertible into Common Stock) or such other number which is more than one-third of the difference between 49.5% and the percentage owned by such two largest stockholders or from owning 9.9% of any other class of capital stock of the Company. The limit on the percentage ownership of Common Stock may be increased by the Board of Directors up to a maximum of 9.9% provided that in so doing the Company will not violate the Closely-held Rule. The Company intends to set forth any change in the applicable percentage limitation in its periodic reports filed under the Exchange Act. Any shares of Common Stock in excess of such limit are deemed to be "Excess Shares". Excess Shares shall be deemed automatically to have been converted into a class separate and distinct from the class from which converted and from any other class of Excess Shares, each such class being designated "Excess Shares of [stockholder's name]" or in the event of excess preferred stock, "Excess Preferred Stock of [stockholder's name]". No Excess Shares may be voted, nor considered outstanding for the purpose of determining a quorum at any meeting of stockholders. Any dividends or other distributions payable upon the Excess Shares may, in the discretion of the Company, be paid into a non-interest bearing account and released to the stockholder only at such time as he or she ceases to be the holder of Excess Shares. The Company, upon authorization of the Board of Directors, may redeem any or all Excess Shares, and from the date of the giving of notice of redemption such shares shall cease to be outstanding and the stockholder shall cease to be entitled to dividends, voting rights and other benefits with respect to such shares. The redemption price will be based on the trading prices of the class of stock from which the Excess Shares being redeemed were converted, and is payable, without interest, only upon the liquidation of the Company. However, the Charter contains provisions under which the holder of Excess Shares may cause the Company to rescind such redemption by selling (and notifying the Company of such sale), within 30 days after notice of the redemption, a number of the shares held by such holder equal to the number of Excess Shares. In addition, Excess Shares held by any holder may be converted back into shares of the original class and series of stock if the holder sells such shares prior to their being called for redemption.

BUSINESS COMBINATIONS

     Under the Maryland General Corporation Law, certain "Business Combinations" (including a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance of equity securities) between a Maryland corporation and any person who beneficially owns 10% or more of the voting power of the Company's outstanding voting stock (an "Interested Stockholder") must be: (a) recommended by the Company's Board of Directors; and
(b) approved by the affirmative vote of at least (i) 80% of the Company's outstanding shares entitled to vote and (ii) two-thirds of the outstanding shares entitled to vote which are not held by the Interested Stockholder with whom the business combination is to be effected, unless, among other things, the Company's common stockholders receive a minimum price (as defined in the statute) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for his shares. In addition, an Interested Stockholder or any affiliate thereof may not engage in a "Business Combination" with the Company for a period of five years following the date he becomes an Interested Stockholder. These provisions of Maryland General Corporation Law do not apply, however, to Business Combinations that are approved or exempted by the Board of Directors prior to a person's becoming an Interested Stockholder.

CONTROL SHARE ACQUISITIONS

     The Maryland General Corporation Law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" may not be voted except to the extent approved by a vote of two-thirds of the votes entitled to be cast by stockholders excluding shares owned by the acquirer, officers and directors who are employees of the Company. "Control shares" are shares which, if aggregated with all other shares previously acquired which the person is entitled to vote, would entitle the acquirer to vote (i) 20% or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority of the outstanding shares. Control shares do not include shares the acquiring person is entitled to vote because stockholder approval has previously been obtained. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

     A person who has made or proposes to make a control share acquisition and who has obtained a definitive financing agreement with a responsible financial institution providing for any amount of financing not to be provided by the acquiring person may compel the Company's Board of Directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the Company may itself present the question at any stockholders' meeting.

     Subject to certain conditions and limitations, the Company may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value determined, without regard to voting rights, as of the date of the last control shares acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders' meeting and the acquirer is entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share in the control shares acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenter's rights do not apply in the context of control share acquisition.

     The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to the acquisitions approved or excepted by the Charter or Bylaws of the Company prior to a control share acquisition.

     The limitation on ownership of stock set forth in the Charter, as well as Maryland Business Combination and control share acquisition statutes could have the effect of discouraging offers to acquire the Company and of increasing the difficulty of consummating any such offer.

TRANSFER AGENT AND REGISTRAR

     Third National Bank in Nashville acts as transfer agent and registrar for the Common Stock.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities are to be issued in one or more series under an Indenture (the "Indenture") to be executed by the Company and Third National Bank in Nashville, as trustee (the "Trustee"), a form of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The terms of the Debt Securities include those stated in the Indenture and those made a part of the Indenture (before any supplements) by reference to the Trust Indenture Act of 1939, as amended.

     The following is a summary of certain provisions of the Indenture and does not purport to be complete and is qualified in its entirety by reference to the detailed provisions of the Indenture, including the definitions of certain terms therein to which reference is hereby made, for a complete statement of such provisions. Wherever particular provisions or sections of the Indenture or terms defined therein are referred to herein, such provisions or definitions are incorporated herein by reference.

GENERAL

     The Indenture does not limit the aggregate principal amount of Debt Securities that may be issued thereunder and provides that Debt Securities may be issued from time to time in one or more series. The Prospectus Supplement will describe certain terms of any Debt Securities offered thereby, including
(i) the title of such Debt Securities; (ii) any limit on the aggregate principal amount of such Debt Securities and their purchase price; (iii) the date or dates on which such Debt Securities will mature; (iv) the rate or rates per annum (or manner in which interest is to be determined) at which such Debt Securities will bear interest, if any, and the date from which such interest, if any, will accrue; (v) the dates on which such interest, if any, on such Debt Securities will be payable and the regular record dates for such interest payment dates;
(vi) any mandatory or optional sinking fund or analogous provisions; (vii) additional provisions, if any, for the defeasance of such Debt Securities;
(viii) the date, if any, after which and the price or prices at which such Debt Securities may, pursuant to any optional or mandatory redemption or repayment provisions, be redeemed and the other detailed terms and provisions of any such optional or mandatory redemption or repayment provisions; (ix) whether such Debt Securities are to be issued in whole or in part in registered form represented by one or more registered global securities (a "Registered Global Security") and, if so, the identity of the depository for such Registered Global Security or Securities; (x) certain applicable United

States Federal income tax consequences; (xi) any provisions relating to security for payments due under such Debt Securities; (xii) any provisions relating to the conversion or exchange of such Debt Securities into or for shares of Common Stock or Debt Securities of another series; (xiii) any provisions relating to the ranking of such Debt Securities in right of payment as compared to other obligations of the Company; (xiv) the denominations in which such Debt Securities are authorized to be issued; (xv) the place or places where principal of, premium, if any, and interest, if any, on such Debt Securities will be payable; and (xvi) any other specific term of such Debt Securities, including any additional events of default or covenants provided for with respect to such Debt Securities, and any terms that may be required by or advisable under applicable laws or regulations.

CONVERSION RIGHTS

     The terms, if any, on which Debt Securities of any series may be exchanged for or converted into shares of Common Stock or Debt Securities of another series will be set forth in the Prospectus Supplement relating thereto. To protect the Company's status as a REIT, a holder of the Debt Securities of any series (the "Holder") may not convert any Debt Security, and such Debt Security shall not be convertible by any Holder, if as a result of such conversion, any person would then be deemed to beneficially own, directly or indirectly, 4% (potentially increasing up to 9.9% as determined by the Board of Directors) or more of the then outstanding shares of Common Stock.

     The conversion price will be subject to adjustment under certain conditions, including (i) the payment of dividends (and other distributions) in shares of Common Stock on any class of capital stock of the Company; (ii) subdivisions, combinations and reclassifications of the Common Stock; (iii) the issuance to all or substantially all holders of Common Stock of rights or warrants entitling them to subscribe for or purchase shares of Common Stock at a price per share (or having a conversion price per share) less than the then current market price; and (iv) distributions to all or substantially all holders of shares of Common Stock or shares of any other class, or evidences of indebtedness or assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above and dividends and distributions not prohibited under the terms of the Indenture) of the Company, subject to the limitation that all adjustments by reason of any of the foregoing would not be made until they result in a cumulative change in the conversion price of at least 1%. No adjustments in the conversion price of the Debt Securities will be made for regular quarterly or other periodic or recurring cash dividends or distributions or for cash dividends or distributions to the extent paid from stockholder's equity. In the event the Company shall effect any capital reorganization or reclassification of its shares of Common Stock or shall consolidate or merge with or into any trust or corporation (other than a consolidation or merger in which the Company is the surviving entity) or shall sell or transfer substantially all of its assets to any other trust or corporation, the Holders of the Debt Securities of any series shall, if entitled to convert such Debt Securities at any time after such transaction, receive upon conversion thereof, in lieu of each share of Common Stock into which the Debt Securities of such series would have been convertible prior to such transaction, the same kind and amount of stock and other securities, cash or property as shall have been issuable or distributable in connection with such transaction with respect to each share of Common Stock.

     A conversion price adjustment made according to the provisions of the Debt Securities of any series (or the absence of provision for such an adjustment) might result in a constructive distribution to the Holders of Debt Securities of such series or holders of shares of Common Stock that would be subject to taxation as a dividend. The Company may, at its option, make such reductions in the conversion price, in addition to those set forth above, as the Board of Directors of the Company deems advisable to avoid or diminish any income tax to holders of shares of Common Stock resulting from any dividend or distribution of shares of Common Stock (or rights to acquire shares of Common Stock) or from any event treated as such for income tax purposes or for any other reason. The Board of Directors will also have the power to resolve any ambiguity or correct any error in the adjustments made pursuant to these provisions and its actions in so doing shall be final and conclusive.

     Fractional shares of Common Stock will not be issued upon conversion, but, in lieu thereof, the Company will pay a cash adjustment based upon market price.

     The Holders of Debt Securities of any series at the close of business on an interest payment record date shall be entitled to receive the interest payable on such Debt Securities on the corresponding interest payment date notwithstanding the conversion thereof. However, Debt Securities surrendered for conversion during the period from the close of business on any record date for the payment of interest to the opening of business on the corresponding interest payment date must be accompanied by payment of an amount equal to the interest payable on such interest payment date. Holders of Debt Securities of any series who convert Debt Securities of such series on an interest payment date will receive the interest payable by the Company on such date and need not include payment in the amount of such interest upon surrender of such Debt Securities for conversion. Except as aforesaid, no payment or adjustment is to be made on conversion for interest accrued on the Debt Securities of any series or for dividends on shares of Common Stock.

OPTIONAL REDEMPTION

     The Debt Securities of any series will be subject to redemption, in whole or from time to time in part, at any time for certain reasons intended to protect the Company's status as a REIT at the option of the Company on at least 30 days' prior notice by mail at a redemption price equal to 100% of the principal amount, plus interest accrued to the date of redemption. Except as otherwise set forth in the accompanying Prospectus Supplement, the Company may exercise its redemption powers solely with respect to the securities of the security holder or holders which pose a threat to the Company's REIT status and only to the extent deemed necessary by the Company's Board of Directors to preserve such status. The Indenture does not contain any provision requiring the Company to repurchase the Debt Securities of any series at the option of the Holders thereof in the event of a leveraged buyout, recapitalization or similar restructuring of the Company, even though the Company's creditworthiness and the market value of the Debt Securities may decline significantly as a result of such transaction. The Indenture does not protect Holders of the Debt Securities of any series against any decline in credit quality, whether resulting from any such transaction or from any other cause.

ADDITIONAL COVENANTS

     Any additional covenants of the Company with respect to a series of the Debt Securities will be set forth in the Prospectus Supplement relating thereto.

MODIFICATION OF THE INDENTURE

     Under the Indenture, with certain exceptions, the rights and obligations of the Company with respect to any series of Debt Securities and the rights of Holders of such series may only be modified by the Company and the Trustee with the consent of the Holders of at least a majority in principal amount of the outstanding Debt Securities of such series. However, without the consent of each Holder of any Debt Securities affected, an amendment, waiver or supplement may not (i) reduce the principal of, or rate of interest on, any Debt Securities;
(ii) change the stated maturity date of the principal of, or any installment of interest on, any Debt Securities; (iii) waive a default in the payment of the principal amount of, or the interest on, or any premium payable on redemption of, any Debt Securities; (iv) change the currency for payment of the principal of, or premium or interest on, any Debt Securities; (v) impair the right to institute suit for the enforcement of any such payment when due; (vi) adversely affect any right to convert any Debt Securities; (vii) reduce the amount of outstanding Debt Securities necessary to consent to an amendment, supplement or waiver provided for in the Indenture; or (viii) modify any provisions of the Indenture relating to the modification and amendment of the Indenture or waivers of past defaults, except as otherwise specified.

EVENTS OF DEFAULT, NOTICE AND WAIVER

     Except as otherwise set forth in the accompanying Prospectus Supplement, the following is a summary of certain provisions of the Indenture relating to events of default, notice and waiver.

     The following are Events of Default under the Indenture with respect to any series of Debt Securities: (i) default in the payment of interest on the Debt Securities of such series when due and payable, which continues for 30 days;
(ii) default in the payment of principal of (and premium, if any) on the Debt Securities when due and payable, at maturity, upon redemption or otherwise, which continues for five Business Days; (iii) failure to perform any other covenant of the Company contained in the Indenture or the Debt Securities of such series which continues for 60 days after written notice as provided in the Indenture; (iv) default under any bond, debenture or other Indebtedness (as defined in the Indenture) of the Company or any subsidiary if (a) either (x) such event of default results from the failure to pay any such Indebtedness at maturity or (y) as a result of such event of default, the maturity of such Indebtedness has been accelerated prior to its expressed maturity and such acceleration shall not be rescinded or annulled or the accelerated amount paid within 10 days after notice to the Company of such acceleration, or such Indebtedness having been discharged, and (b) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal or interest thereon, or the maturity of which has been so accelerated, aggregates $5,000,000 or more; (v) certain events of bankruptcy, insolvency or reorganization relating to the Company and (vi) any other Event of Default provided with respect to the Debt Securities of the series.

     If an Event of Default occurs and is continuing with respect to the Debt Securities of any series, either the Trustee or the Holders of a majority in aggregate principal amount of the outstanding Debt Securities of such series may declare the Debt Securities due and payable immediately.

     The Company will not declare or pay any dividends or make any distribution to holders of its capital stock (other than dividends or distributions payable in capital stock of the Company) if at the time of any of the aforementioned actions an Event of Default has occurred and is continuing or would exist immediately after giving effect to such action, except for (i) the payment of any dividend within 60 days after the date of declaration when the payment would have complied with the foregoing provisions on the date of declaration; (ii) the retirement of any share of the Company's capital stock by exchange for, or out of the proceeds of the substantially concurrent sale (other than to a subsidiary) of, other shares of its capital stock; or (iii) the payment of a dividend or distribution in such amount as may be necessary to maintain the Company's status as a REIT, provided that the Company has furnished an opinion of counsel with the Trustee specifying the amount of the dividend or distribution required to maintain such status.

     The Indenture provides that the Trustee will, within 90 days after the occurrence of any Default or Event of Default with respect to the Debt Securities of any series, give to the Holders of Debt Securities notice of all uncured Defaults and Events of Default known to it, but the Trustee will be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of such Holders, except in the case of a default in the payment of the principal of (or premium, if any) or interest on any of the Debt Securities of such series.

     The Indenture provides that the Holders of a majority in aggregate principal amount of the Debt Securities of any series then outstanding may direct the time, method and place of conducting any proceedings for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of such series. The right of a Holder to institute a proceeding with respect to the Indenture is subject to certain conditions precedent including notice and indemnity to the Trustee, but the Holder has an absolute right to receipt of principal of (and premium, if any) and interest on such Holder's Debt Securities on or after the respective due dates expressed in the Debt Securities, and to institute suit for the enforcement of any such payments.

     The Holders of a majority in principal amount of the outstanding Debt Securities of any series then outstanding may on behalf of the Holders of all Debt Securities of such series waive certain past defaults, except a default in payment of the principal of (or premium, if any) or interest on any Debt Securities of such series or in respect of certain provisions of the Indenture which cannot be modified or amended without the consent of the Holder of each outstanding Debt Securities of such series affected thereby.

     The Company will be required to furnish to the Trustee annually a statement of certain officers of the Company stating whether or not they know of any Default or Events of Default (as defined in the Indenture) and, if they have knowledge of a Default or Event of Default, a description of the efforts to remedy the same.

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

     The Indenture provides that the Company may merge or consolidate with, or sell or convey all or substantially all of its assets to, any other trust or corporation, provided that (i) either the Company shall be the continuing entity, or the successor entity (if other than the Company) shall be any entity organized and existing under the laws of the United States or a state thereof or the District of Columbia (although it may, in turn, be owned by a foreign entity) and such entity shall expressly assume by supplemental indenture all of the obligations of the Company under the Debt Securities of any series and the Indenture; (ii) immediately after giving effect to such transactions no Default or Event of Default shall have occurred and be continuing, and (iii) the Company shall have delivered to the Trustee an Officers' Certificate and opinion of counsel, stating that the transaction and supplemental indenture comply with the Indenture.

GLOBAL SECURITIES

     The Debt Securities of a series may be issued in whole or in part in global form (the "Global Securities"). The Global Securities will be deposited with a depository (the "Depository"), or with a nominee for a Depository, identified in the Prospectus Supplement. In such case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding Debt Securities of the series to be represented by such Global Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in definitive form, a Global Security may not be transferred except as a whole by the Depository for such Global Security to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository or by such Depository or any such nominee to a successor for such Depository or a nominee of such successor.

     The specific material terms of the depository arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in the Prospectus Supplement. The Company anticipates that the following provisions will apply to all depository arrangements.

     Upon the issuance of a Global Security, the Depository for such Global Security will credit, on its book entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depository ("participants"). The accounts to be credited shall be designated by any underwriters or agents participating in the distribution of such Debt Securities. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through records maintained by the Depository for such Global Security (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). So long as the Depository for a Global Security, or its nominee, is the registered owner of such Global Security, such Depository or such nominee as the case may be, will be considered the sole owner or Holder of the Debt Securities represented by such Global Security for all purposes under the Indenture; provided, however, that for purposes of obtaining any consents or directions required to be given by the Holders of the Debt Securities, the Company, the Trustee and its agents will treat a person as the holder of such principal amount of Debt Securities as specified in a written statement of the Depository.

     Principal, premium, if any, and interest payments, if any, on Debt Securities represented by a Global Security registered in the name of a Depository or its nominee will be made to such Depository or its nominee, as the case may be, as the registered owner of such Global Security. None of the Company, the Trustee or any Paying Agent for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the depository for any Debt Securities represented by a Global Security, upon receipt of any payment of principal premium, if any, or interest will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depository. The Company also expects that payments by participants will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in "street names," and will be the responsibility of such participants.

     If the Depository for any Debt Securities represented by a Global Security is at any time unwilling or unable to continue as Depository and a successor Depository is not appointed by the Company within 90 days, the Company will issue each Debt Security in definitive form to the beneficial owners thereof in exchange for such Global Security. In addition, the Company may at any time and in its sole discretion determine not to have any of the Debt Securities of a series represented by one or more Global Securities and, in such event, will issue Debt Securities of such series in definitive form in exchange for all of the Global Security or Securities representing such Debt Securities.

     The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interest in Debt Securities represented by Global Securities.

GOVERNING LAW

     The Indenture and the Debt Securities will be governed by and construed in accordance with the laws of the State of New York.

                         DESCRIPTION OF PREFERRED STOCK

     The following description of the terms of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. Certain other terms of any series of the Preferred Stock offered by any Prospectus Supplement will be described in such Prospectus Supplement. The description of certain provisions of the Preferred Stock set forth below and in any Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the Charter and the Board of Directors' resolution or articles supplementary (the "Articles Supplementary") relating to each series of the Preferred Stock which will be filed with the Commission and incorporated by reference to the Registration Statement of which this Prospectus is a part at or prior to the time of the issuance of such series of Preferred Stock.

GENERAL

     The authorized capital stock of the Company consists of 40,000,000 shares of Common Stock, $.01 par value per share, and 10,000,000 shares of Preferred Stock, $0.01 par value per share. See "Description of the Company's Capital Stock."

     Under the Charter, the Board of Directors of the Company is authorized without further stockholder action to establish and issue, from time to time, up to 10,000,000 shares of Preferred Stock, in one or more series, with such designations, preferences, powers and relative participating, optional or other special rights, and the qualifications, limitations or restrictions thereon, including, but not limited to dividend rights, dividend rate or rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences as shall be stated in the resolution providing for the issue of a series of such stock, adopted, at any time or from time to time, by the Board of Directors of the Company.

     The Preferred Stock shall have the dividend, liquidation, redemption and voting rights set forth below unless otherwise provided in a Prospectus Supplement relating to a particular series of the Preferred Stock. Reference is made to the Prospectus Supplement relating to the particular series of the Preferred Stock offered thereby for specific terms, including: (i) the designation and stated value per share of such Preferred Stock and the number of shares offered; (ii) the amount of liquidation preference per share; (iii) the initial public offering price at which such Preferred Stock will be issued; (iv) the dividend rate (or method of calculation), the dates on which dividends shall be payable and the dates from which dividends shall commence to cumulate, if any; (v) any redemption or sinking fund provisions; (vi) any conversion rights; and

(vii) any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions.

     The Preferred Stock will, when issued, be fully paid and nonassessable and will have no preemptive rights. Unless otherwise stated in a Prospectus Supplement relating to a particular series of the Preferred Stock, each series of the Preferred Stock will rank on a parity as to dividends and distributions of assets with each other series of the Preferred Stock. The rights of the holders of each series of the Preferred Stock will be subordinate to those of the Company's general creditors.

CERTAIN PROVISIONS OF THE CHARTER

     See "Description of the Company's Capital Stock" for a description of certain provisions of the Charter, including provisions which may have certain anti-takeover effects.

DIVIDEND RIGHTS

     Holders of shares of the Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of funds of the Company legally available therefor, cash dividends on such dates and at such rates as will be set forth in, or as are determined by the method described in, the Prospectus Supplement relating to such series of the Preferred Stock. Such rate may be fixed or variable or both. Each such dividend will be payable to the holders of record as they appear on the stock books of the Company on such record dates, fixed by the Board of Directors of the Company, as specified in the Prospectus Supplement relating to such series of Preferred Stock.

     Such dividends may be cumulative or noncumulative, as provided in the Prospectus Supplement relating to such series of Preferred Stock. If the Board of Directors of the Company fails to declare a dividend payable on a dividend payment date on any series of Preferred Stock for which dividends are noncumulative, then the holders of such series of Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Company shall have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment dates. Dividends on the shares of each series of Preferred Stock for which dividends are cumulative will accrue from the date on which the Company initially issues shares of such series.

     So long as the shares of any series of the Preferred Stock shall be outstanding, unless (i) full dividends (including if such Preferred Stock is cumulative, dividends for prior dividend periods) shall have been paid or declared and set apart for payment on all outstanding shares of the Preferred Stock of such series and all other classes and series of Preferred Stock (other than Junior Stock, as defined below) and (ii) the Company is not in default or in arrears with respect to the mandatory or optional redemption or mandatory repurchase or other mandatory retirement of, or with respect to any sinking or other analogous fund for, any shares of Preferred Stock of such series or any shares of any other Preferred Stock of any class or series (other than Junior Stock), the Company may not declare any dividends on any shares of Common Stock or any other stock of the Company ranking as to dividends or distributions of assets junior to such series of Preferred Stock (the Common Stock and any such other stock being herein referred to as "Junior Stock"), or make any payment on account of, or set apart money for, the purchase, redemption or other retirement of, or for a sinking or other analogous fund for, any shares of Junior Stock or make any distribution in respect thereof, whether in cash or property or in obligations or stock of the Company, other than Junior Stock which is neither convertible into, nor exchangeable or exercisable for, any securities of the Company other than Junior Stock.

LIQUIDATION PREFERENCE

     In the event of any liquidation, dissolution or winding up of the Company, voluntary or involuntary, the holders of each series of the Preferred Stock will be entitled to receive out of the assets of the Company available for distribution to stockholders, before any distribution of assets or payment it made to the holders of Common Stock or any other shares of stock of the Company ranking junior as to such distribution or payment to such series of Preferred Stock, the amount set forth in the Prospectus Supplement relating to such series of the Preferred Stock. If, upon any voluntary or involuntary liquidation, dissolution or winding up of the

Company, the amounts payable with respect to the Preferred Stock of any series and any other shares of Preferred Stock ranking as to any such distribution on a parity with such series of the Preferred Stock are not paid in full, the holders of the Preferred Stock of such series and of such other shares of Preferred Stock will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled. After payment to the holders of the Preferred Stock of each series of the full preferential amounts of the liquidating distribution to which they are entitled, the holders of each such series of the Preferred Stock will be entitled to no further participation in any distribution of assets by the Company.

     If such payment shall have been made in full to all holders of shares of Preferred Stock, the remaining assets of the Company shall be distributed among the holders of any other classes of stock ranking junior to the Preferred Stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other corporation, or the sale, lease or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

REDEMPTION

     A series of the Preferred Stock may be redeemable, in whole or from time to time in part, at the option of the Company, and may be subject to mandatory redemption pursuant to a sinking fund or otherwise, in each case upon terms, at the times and at the redemption prices set forth in the Prospectus Supplement relating to such series. Shares of the Preferred Stock redeemed by the Company will be restored to the status of authorized but unissued shares of preferred stock of the Company.

     In the event that fewer than all of the outstanding shares of a series of the Preferred Stock are to be redeemed, whether by mandatory or optional redemption, the number of shares to be redeemed will be determined by lot or pro rata (subject to rounding to avoid fractional shares) as may be determined by the Company or by any other method as may be determined by the Company in its sole discretion to be equitable. From and after the redemption date (unless default shall be made by the Company in providing for the payment of the redemption price plus accumulated and unpaid dividends, if any), dividends shall cease to accumulate on the shares of the Preferred Stock called for redemption and all rights of the holders thereof (except the right to receive the redemption price plus accumulated and unpaid dividends, if any) shall cease.

     So long as any dividends on shares of any series of the Preferred Stock or any other series of preferred stock of the Company ranking on a parity as to dividends and distributions of assets with such series of the Preferred Stock are in arrears, no shares of any such series of the Preferred Stock or such other series of preferred stock of the Company will be redeemed (whether by mandatory or optional redemption) unless all such shares are simultaneously redeemed, and the Company will not purchase or otherwise acquire any such shares; provided, however, that the foregoing will not prevent the purchase or acquisition of such shares of Preferred Stock of such series or of shares of such other series of preferred stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock of such series and, unless the full cumulative dividends on all outstanding shares of any cumulative Preferred Stock of such series and any other stock of the Company ranking on a parity with such series as to dividends and upon liquidation shall have been paid or contemporaneously are declared and paid for all past dividend periods, the Company shall not purchase or otherwise acquire directly or indirectly any shares of Preferred Stock of such series (except by conversion into or exchange for stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation).

     Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of shares of Preferred Stock to be redeemed at the address shown on the stock transfer books of the Company. After the redemption date, dividends will cease to accrue on the shares of Preferred Stock called for redemption and all rights of the holders of such shares will terminate, except the right to receive the redemption price without interest.

CONVERSION RIGHTS

     The terms, if any, on which shares of Preferred Stock of any series may be exchanged for or converted (mandatorily or otherwise) into shares of Common Stock or another series of Preferred Stock will be set forth in the Prospectus Supplement relating thereto.

VOTING RIGHTS

     Except as indicated below or in a Prospectus Supplement relating to a particular series of the Preferred Stock, or except as required by applicable law, the holders of the Preferred Stock will not be entitled to vote for any purpose.

     So long as any shares of Preferred Stock remain outstanding, the Company shall not, without the consent or the affirmative vote of the holders of a majority of the shares of each series of Preferred Stock outstanding at the time given in person or by proxy, either in writing or at a meeting (such series voting separately as a class) (i) authorize, create or issue, or increase the authorized or issued amount of, any class or series of stock ranking prior to such series of Preferred Stock with respect to payment of dividends, or the distribution of assets on liquidation, dissolution or winding up or reclassifying any authorized stock of the Company into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares and (ii) to repeal, amend or otherwise change any of the provisions applicable to the Preferred Stock of such series in any manner which materially and adversely affects the powers, preferences, voting power or other rights or privileges of such series of the Preferred Stock or the holders thereof; provided, however, that any increase in the amount of the authorized Preferred Stock or the creation or issuance of other series of Preferred Stock, or any increase in the amount of authorized shares of such series or of any other series of Preferred Stock, in each case ranking on a parity with or junior to the Preferred Stock of such series, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of the Preferred Stock shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

TRANSFER AGENT AND REGISTRAR

     The transfer agent, dividend and redemption price disbursement agent and registrar for shares of each series of the Preferred Stock will be set forth in the Prospectus Supplement relating thereto.

                       FEDERAL INCOME TAX CONSIDERATIONS

     THE FOLLOWING DISCUSSION OF FEDERAL INCOME TAX CONSIDERATIONS SHOULD BE READ IN ITS ENTIRETY BY ALL PROSPECTIVE INVESTORS. THIS DISCUSSION IS A SUMMARY ONLY, AND IS NOT INTENDED TO ADDRESS THE SPECIFIC TAX SITUATION OF EACH INVESTOR. EACH PROSPECTIVE INVESTOR SHOULD CONSULT HIS OWN TAX ADVISOR AS TO THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF THE TAXATION OF THE COMPANY AS A REAL ESTATE INVESTMENT TRUST AND THE OWNERSHIP OF ITS CAPITAL STOCK. NO RULING FROM THE IRS, OR FROM ANY OTHER TAXING AUTHORITY, HAS BEEN SOUGHT OR OBTAINED, NOR WILL ONE BE REQUESTED, AS TO ANY OF THE FOLLOWING TAX CONSIDERATIONS. MOREOVER, THE IRS IS NOT BOUND BY THE DISCUSSION OR THE OPINIONS OF TAX COUNSEL SET FORTH BELOW.

INTRODUCTION

     General Summary Only. The following is a general summary of material federal income tax consequences of the taxation of the Company as a REIT and the ownership of Common Stock. The discussion is based upon current interpretations of the Code, applicable regulations, and case law, and administrative interpretations thereunder, any of which could change at any time, even on a retroactive basis. Because of the complexity of tax laws, and the varying tax situation of different taxpayers, each prospective investor should consult his own tax advisor.

     Opinions of Tax Counsel. This explanation of federal income tax consequences has been reviewed by Goodwin, Procter & Hoar (a partnership including professional corporations), Boston, Massachusetts, special counsel to the Company ("Tax Counsel").

     This discussion addresses complex areas of the tax law where, in certain instances, the relevant legal principles have not been clearly developed. When possible, Tax Counsel has expressed its opinion as to the matters discussed below, or referred to its opinion to be rendered to the Company. When unable to opine, Tax Counsel has addressed the factors and uncertainties precluding its opinion.

     Prospective investors must recognize that an opinion of counsel merely reflects the best legal judgment of counsel, and is not binding. Prospective investors must also recognize that qualification as a REIT will depend upon the Company's ability to meet, based on actual operations, various requirements. In particular, a REIT must satisfy certain stock ownership, income and asset tests. See "-- Requirements for Qualification as a REIT" below. In applying these tests, as more fully described below, broad attribution rules are used to attribute stock owned by one party to another. As described below, Tax Counsel will render only a limited opinion as to the Company's ability to satisfy these tests.

     No Rulings. No rulings have been, or will be, sought from the IRS, or from any other taxing authority, as to any of the matters described in this Prospectus. In the absence of any such rulings, no assurances can be given that the IRS will agree with this discussion. Tax Counsel can offer no assurance that the law will not change adversely, that the assumptions underlying the following discussion and opinions will prove to be accurate, or that the courts will agree with the conclusions of Tax Counsel in the event of a challenge by the IRS.

TAXATION OF THE COMPANY AS A REIT

     General Principles. Since its formation, the Company has filed its federal income tax returns as a REIT. The Company believes that it has been qualified and intends to continue to qualify as a REIT under Sections 856 through 860 of the Code, but no assurances can be given that it will qualify at all times. The Code provides special tax treatment for organizations that qualify and elect to be taxed as REITs. If certain conditions are met (see "-- Requirements for Qualification as a REIT" below), entities that primarily invest in real estate or mortgages secured by real estate and would otherwise be taxed as regular corporations may elect REIT status so that they are, with certain limited exceptions, not taxed at the corporate level on their ordinary net income or capital gains distributed currently to their stockholders. This treatment substantially eliminates the "double taxation" (at the corporate and stockholder levels) that typically results from the use of corporate investment vehicles. The Company has used and is required to use the calendar year as its tax year under Code Section 859(a).

     The rules governing REITs are highly technical and require continuous compliance with a variety of tests that, among other things, restrict the nature of the Company's income and assets and mandate specified levels of distributions. As a result, while the Company anticipates that it has been and will continue to be able to satisfy the applicable tests and will use its best efforts to do so, no assurance can be given that the Company will so qualify for any particular year or that applicable law and regulations will not change and adversely affect the Company and its Stockholders.

     95% Distribution Requirement. Even if the Company continues to qualify as a REIT, it will be taxed on all of its income (whether distributed or retained) as a regular corporation unless it distributes to its stockholders an amount equal to (a) 95% of (i) its "REIT taxable income" before deduction of dividends paid (and excluding any net capital gain) plus (ii) the excess of net income from "foreclosure property" (as defined below) over the tax on such income, minus (b) the REITs "excess noncash income." This requirement is referred to as the "95% Distribution Requirement." "REIT taxable income" is defined as the taxable income of the Company computed as if it were a regular corporation, subject to certain adjustments.

The Company would have "excess noncash income" if its "noncash income" in any year exceeded 5% of the Company's REIT taxable income (before deduction for dividends paid and excluding any net capital gain). The Company's Board of Directors has made and intends to continue to make distributions to stockholders that will be sufficient to meet the 95% Distribution Requirement.

     It is possible that the Company, from time to time, may not have sufficient cash or liquid assets to meet the 95% Distribution Requirement. To date, this has not occurred. This could arise, for example, due to timing differences between the actual receipt of cash and the recognition of income or gain for federal income tax purposes. For example, any recapture income incurred on account of the sale of one of the Health Care Facilities would be recognized in the year of sale, regardless of when cash payments were actually received.

     A REIT can, under certain circumstances, declare and pay a dividend with respect to the preceding year in order to satisfy the 95% Distribution Requirement for that year. To encourage REITs to make distributions during the year to which the distribution relates, the Code imposes a 4% excise tax on the amount by which the REITs "required distribution" for any calendar year exceeds the REITs "distributed amount" for the calendar year. To date, no such penalty has been imposed on the Company.

     The Company will attempt to monitor closely the relationship between its REIT taxable income and its cash flow and attempt to avoid problems meeting the 95% Distribution Requirement. However, in the event that timing differences occur, it might be necessary for the Company to borrow, to liquidate some or all of its investments, or to issue new securities in order to meet the 95% Distribution Requirement. To date, the Company has not engaged in any such activity to meet the 95% Distribution Requirement.

     The failure of the Company to meet the 95% Distribution Requirement in any taxable year, while preventing the Company from being taxed as a REIT in that year (and likely subjecting the Company to the 4% excise tax described above), would not by itself disqualify the Company from qualifying as a REIT in any subsequent year. Additionally, if the Company failed to meet the 95% Distribution Requirement as a result of an adjustment to the Company's tax return by the IRS, the Company could generally pay a "deficiency dividend" (plus interest and a penalty) within a specified period which would be permitted as a deduction in the year to which the adjustment was made. To date, the Company believes it has met the 95% Distribution Requirement.

     REIT Taxes. For a taxable year in which the Company qualifies as a REIT, it generally will be taxed only on the undistributed portion of its taxable income because the Company will be entitled to a deduction for dividends paid to stockholders during the taxable year. The Code does not require, though it does permit, the Company to distribute its net capital gain; however, undistributed capital gains will be taxable to the Company. While in some circumstances dividends paid after the close of a taxable year may be deducted with respect to the prior year (e.g., to meet the 95% Distribution Requirement retroactively), a nondeductible 4% excise tax is imposed on deferred distributions. The Company also will be subject to the alternative minimum tax on items of tax preference, which could include, for example, the excess amount of depreciation allowed for regular tax purposes over that allowed for alternative minimum tax purposes. See "-- Taxation of REIT Stockholders -- Minimum Tax" below.

     In addition, a REIT is subject to tax on net income from foreclosure property at the highest corporate rate (currently 35%). A confiscatory 100% tax applies to any net income from certain transactions that REIT's are generally prohibited to enter. In addition, if the Company fails to meet either the 75% or 95% source of income tests described below, but still qualifies for REIT status under the reasonable cause exception to those tests, a 100% tax is imposed equal to the amount obtained by multiplying (i) the greater of the amounts, if any, by which it failed the tests, times (ii) the fraction that its REIT taxable income represents of the Company's gross income (excluding capital gain and certain other items).

     Failure to Qualify. If the Company fails to qualify as a REIT in any year, and the relief provisions described below do not apply (see "-- Requirements for Qualification as a REIT -- Relief Provisions"), the Company would be subject to federal income tax as if it were a regular corporation. In that case, distributions to its stockholders (of which none would be required) would not be deductible by the Company, and its stockholders would be taxed in the same manner as stockholders of regular corporations. The Company could also be subject to significant tax liabilities (including penalties and interest), and the amount of cash available for distribution to its stockholders would be reduced. The Company could be forced to borrow funds or to liquidate certain of its investments in order to meet these liabilities. If the Company loses its REIT status, it would not be eligible to elect REIT status again until the fifth taxable year after the year for which the Company's election was terminated.

     Tax and Accounting Income May Vary. Due to differences between accounting rules for federal income tax purposes and generally accepted accounting principles for financial reporting purposes, the Company's taxable income may vary from its net income for financial reporting purposes. For tax purposes, the Company has used and will continue to use the accrual method of accounting.

REQUIREMENTS FOR QUALIFICATION AS A REIT

     The Company has received an opinion from Tax Counsel, based on certain factual representations by the Company, to the effect that the Company has qualified as a REIT for the taxable years ended December 31, 1991, 1992 and 1993 and that the form of organization of the Company and its operations are such so as to enable the Company to qualify as a REIT for 1994 and later years provided that the Company meets the requirements for such treatment as summarized below. Such opinion is subject to the discussion set forth below with respect to Tax Counsel's inability to render an opinion with respect to whether certain rents qualify as "rents from real property" as a result of the uncertainty of the application of certain attribution rules. Furthermore, Tax Counsel has advised the Company that, as with all REITs, it is not possible for counsel to render an opinion as to whether the Company will, in fact, qualify as a REIT for any future taxable year due to the fact that such qualification depends upon the continued satisfaction of several conditions, the occurrence of which cannot be assured.

     In order to qualify as a REIT, the Company generally must meet, among others, the following requirements:

     Stock Ownership Rules. Except for the first year for which the Company elected to be taxed as a REIT, beneficial ownership of the Company's Common Stock must be held by 100 or more persons for at least 335 days of each taxable year of 12 months (or during a proportionate part of a shorter taxable year). Additionally, except for the first year for which the Company elected to be taxed as a REIT, at all times during the second half of each taxable year of the Company, no more than 50% in value of the Company's stock may be owned, directly or indirectly, actually or constructively, by five or fewer individuals. In determining whether the stock ownership requirement is met, for taxable years beginning on or after January 1, 1994, any stock held by a pension fund trust shall be treated as held directly by its beneficiaries in proportion to their actuarial interests in such trust rather than being treated as held by the trust itself. This "look through treatment" is available provided "disqualified persons" (as defined under the Prohibited Transactions rules of Code Section 4975, with certain modifications) together do not own 5% or more of the Company's stock value and the Company has no accumulated earnings and profits attributable to any period the Company did not qualify for REIT status. In order to minimize the chances that the Company will violate the Closely-held Rule or any other stock ownership test (collectively, the "Stock Ownership Tests"), the Company's Charter authorizes the Company to prohibit the transfer of, to prohibit the exercise of stockholder rights as to, or to redeem, stock held by stockholders that might violate the Stock Ownership Tests. See "Certain Restrictions on Transfer of Shares; Business Combinations" above.

     The Company must maintain records which disclose the actual and constructive ownership of all stock. To fulfill this obligation, the Company must demand each year written statements from the record holders of certain designated percentages of stock disclosing the actual owners of such stock.

     As previously noted, the Code requires the use of broad attribution rules to determine certain direct and indirect stock ownership. Because of the breadth of these rules, it may not be possible for the Company to maintain complete ownership records, as described above, or to know whether a violation of the Closely-held Rule has occurred. For example, a stockholder of the Company would be deemed to own stock owned by his or her parents, children, spouse, siblings and his or her proportionate interest of shares owned by another corporation, partnership, estate or trust in which the stockholder has an interest. Accordingly, no assurances can be given that the Company will be able to satisfy the Closely-held Rule or any other Stock Ownership Test and at all times qualify as a REIT.

     Source of Income Tests. The Company must meet three separate income tests each year:

     (a) The 75% Income Test. At least 75% of the Company's gross income for each taxable year must be derived from the following sources: (i) "rents from real property" (as limited below); (ii) interest on obligations secured by mortgages on real property (other than interest based in whole or in part on the income or profits of any person); (iii) gains from the sale or other disposition of interests in real property and real estate mortgages (other than gains from property held primarily for sale to customers in the ordinary course of the Company's business ("dealer property")); (iv) abatements and refunds of real property taxes; (v) dividends or other distributions on shares in other REITs as well as gain from the sale of such shares; (vi) certain commitment fees received for agreeing to make mortgage loans or to purchase or lease real property; and
(vii) certain income from the operation, and gain from the sale, of property acquired at or in lieu of foreclosure on the mortgage secured by such property or after a default, or in anticipation of an imminent default on a lease of such property ("foreclosure property").

     From the Company's perspective, the most important permitted categories are rents from real property, interest secured by mortgages on real property and gain from the sale or other disposition of real property (excluding dealer property). "Rents from real property" exclude, generally, (a) rents based on the income or profits derived by any person from property; (b) rents paid by a person or entity in which the Company owns, directly or indirectly through attribution, a 10% or greater interest; and (c) amounts received with respect to property if the Company provides services to the tenants of such property, or manages or operates the property, other than through an "independent contractor" from whom the Company does not derive any income.

     The determination of whether the Company owns 10% or more of any tenant, including NHC, is made after the application of extensive attribution rules under which the Company will be treated as owning interests in the tenant that are owned by the Company's 10% stockholders. In determining which stockholders of the Company own more than 10% of its Common Stock, each actual stockholder will be treated as owning Common Stock held by entities and individuals related to the stockholder. These attribution rules can have broad and unpredictable consequences in the case of a tenant, such as NHC, that is a publicly owned entity. For example, if two unrelated Company stockholders who own in the aggregate more than 10% of the interests in the tenant are partners in an unrelated partnership, the Company will be treated as owning the interests in the tenant that are owned by such Company stockholders. In rendering its opinion relative to qualification of the Company as a REIT, Tax Counsel has noted that the uncertainty of the application of the attribution rules at any point in time makes uncertain the determination that all or the requisite percentages of rents received by the Corporation from tenants that are publicly owned entities, such as NHC, are "rents from real property" within the meaning of the Code; and, in rendering such opinion, Tax Counsel has relied upon the belief of management that the Company has not owned directly or by attribution at any time 10% or more of the outstanding ownership interests in any tenant. If the rents received do not so qualify, the Company might not qualify as a REIT unless the relief provisions described below are determined to be available. Management of the Company has carefully reviewed the ownership of NHC and of each other tenant and of the Company's Common Stock with the foregoing attribution rules in mind and, to the best of its knowledge, the Company does not own directly or by attribution 10% or more of the outstanding ownership interests in any tenant, including NHC.

     Inasmuch as the Company's leases are triple-net leases, it is not anticipated that the Company will be required to provide any services to NHC or other lessees, as tenant of the Health Care Facilities, or to manage or operate the Health Care Facilities.

     "Rents from real property" also generally exclude rents derived from the rental of personal property. Accordingly, rents arising from a lease of both real and personal property must generally be apportioned, and only the amount allocable to real property qualifies. However, "rents from real property" includes amounts attributable to personal property incidental to the rental of real property if the amount allocable to personal property is less than 15% of the total rent under a lease per year. The Company does not believe that the rent received from property leased to NHC or other lessees at any of the Health Care Facilities that is allocable to personal property has or will equal or exceed 15% of the total rent payable thereunder.

     Income from "dealer property" generally is not includable under the 75% income test. "Dealer property" is stock in trade, inventory, and property held primarily for sale to customers in the ordinary course of a trade or business. The Company does not expect to realize significant amounts of income from "dealer property" and intends to operate in a manner so as to minimize the risk that it would be classified as a "dealer" for federal income tax purposes. However, a determination of "dealer" status is necessarily dependent upon facts which will occur in the future.

     Although no assurances can be given, subject to the limitation discussed herein, it is anticipated that the rents derived by the Company under its leases will qualify as "rents from real property". However, in the event (i) the rental structure under any lease is altered such that rent is based on income or profits, (ii) the Company is deemed at any time to own, directly or indirectly by attribution, 10% or more of NHC or any other tenant of the Health Care Facilities, or (iii) the Company itself furnishes impermissible services under any lease, the rents derived from the lease might not qualify as "rents from real property", which might, in turn, result in the disqualification of the Company as a REIT unless the relief provisions described below are determined to be available.

     Interest received with respect to mortgage loans generally qualifies for the 75% and 95% income tests unless the amount of such interest depends, in whole or in part, upon the income or profits of any person. Special rules apply to mortgages with "shared appreciation" features. None of the interest currently receivable by the Company under its mortgage loans depends, in whole or in part, upon the income or profits of any person except that certain of such mortgage loans contain "shared appreciation" features. The Company does not believe that its ability to qualify as a REIT will be adversely affected by the "shared appreciation" features of its mortgage loans.

     (b) The 95% Income Test. At least 95% of the Company's gross income for the year must be derived from those sources generally described in the 75% income test, or from dividends, interest or gains from the sale or disposition of stock or other securities that do not constitute "dealer property". To the extent the Company derives income from rendering services or from other sources, the income would not qualify for this income test. If nonqualifying income exceeds 5% of the Company's gross income, the Company could lose its REIT status.

     (c) The 30% Income Test. Less than 30% of the Company's gross income in any year may be derived from the sale or other disposition of (i) real property held less than four years, other than foreclosure property involuntarily or compulsorily converted through destruction, condemnation or similar events, (ii) short-term gains on stock or securities, and (iii) generally, "dealer property". Although no assurances can be given, the Company does not intend to hold any "dealer property" or any other investments with a view to deriving short-term profits. However, the Company could violate the 30% Income Test if it sells a sufficient number of Health Care Facilities within four years.

     Asset Tests. At the end of each calendar quarter, at least 75% of the value of the Company's assets must be "real estate assets", cash and cash items (including receivables) and government securities. For this purpose, "real estate assets" include interests in real property, interests in mortgages on real property, and shares in other REITs. Not more than 25% of the value of the Company's total assets may be invested in nongovernmental securities. In addition, the Company's securities holdings must not exceed 5% of the value of the Company's assets as to any one issuer or 10% of the outstanding voting securities of any issuer. Again, the Company monitors its holdings in order to comply with these "Asset Tests". However, no assurances can be given that transactions in a given quarter could not result in a violation of the Asset Tests and the resulting disqualification of the Company as a REIT.

     Disqualification as a REIT. Except where the relief provisions described below are applicable, the Company's election to be treated as a REIT will be terminated automatically if the Company fails to meet any of the above-described rules or tests. If a disqualification occurred, with certain limited exceptions, the

Company would not be eligible to elect REIT status again for five years (including the year of disqualification).

     Relief Provisions. The Code provides that under certain circumstances the failure of a REIT to satisfy certain of the above-mentioned rules or tests will not automatically cause the REIT to be taxed as a regular corporation. For example, the Company's failure to satisfy the Asset Test would not result in disqualification if the assets which caused the violation were disposed of within 30 days after the end of the quarter. Similarly, should the Company fail to satisfy either or both of the 75% or 95% Income Tests for any year, it would not be disqualified as a REIT if: (i) its failure to comply was due to reasonable cause and not through willful neglect; (ii) the Company reported the nature and amount of each item of its income on a schedule attached to its tax return; and (iii) any incorrect information was not due to fraud with intent to evade tax. The Company, however, would be subject to 100% tax on, generally, the net income attributable to the greater of the amount by which the Company failed to meet either the 75% or 95% Income Test. There is no relief provision upon the failure to satisfy the 30% Income Test.

TAXATION OF REIT STOCKHOLDERS

     For any year in which the Company qualifies as a REIT for tax purposes, amounts distributed by the Company to its stockholders will be taxed as follows:

     Distributions in General. Distributions by REITs that are not designated as capital gain dividends generally are subject to the regular corporate dividend rules, and as such they constitute portfolio income which cannot be sheltered by "passive losses". A stockholder treats such distributions as ordinary income to the extent of the REIT's current and accumulated earnings and profits. With limited exceptions, distributions in excess of current and accumulated earnings and profits constitute a return of capital until the stockholder has recovered his cost basis, and distributions in excess of both earnings and profits and the Stockholder's cost basis are treated as gain from the sale of the shares. If the Company fails to meet the 95% Distribution Requirement as a result of certain adjustments to the Company's tax return by the IRS, the Company may pay a "deficiency dividend" (plus a penalty and interest) within 90 days of the determination, and thereby avoid disqualification for failure to meet the distribution requirements. "Deficiency dividends" are treated as dividends by the stockholders even if such dividends exceed the REIT's earnings and profits.

     Dividends received from a REIT do not qualify for the dividends received deduction for corporations under Code Section 243. A capital gain dividend is treated as a long-term capital gain to the stockholder, regardless of how long the shares of the REIT may have been held. If a stockholder receives a capital gain dividend on shares held for less than six months, thereafter any loss on the sale of the shares must generally be treated as a long-term capital loss to the extent of the long-term capital gain dividend.

     Dividends declared in October, November or December, payable to stockholders of record in those months, will be deemed paid by the REIT and received by the stockholders on December 31 even if the checks are mailed by the REIT and received by the stockholders after the end of the year, provided that they are received before February 1 of the following year. In all other cases, stockholders report dividends in the year in which they are received, even though reference may be made to the REIT's earnings and profits of the prior year. These rules apply regardless of whether the stockholder is on the cash method or the accrual method of accounting.

     Minimum Tax. The Company's operations could generate items of tax preference under the alternative minimum tax. For example, the Company's minimum taxable income may be adjusted to take into account the difference between depreciation allowable for regular tax purposes and depreciation allowable for purposes of the alternative minimum tax. The Company's stockholders are also subject to the alterative minimum tax rules.

     Tax-Exempt Stockholders. Tax-exempt stockholders are reminded of the complexity and many conditions and requirements associated with their status as tax-exempt entities. They are also reminded that this discussion of federal income tax considerations is a general summary only, and does not attempt to address the specific tax consequences of owning shares of stock to every stockholder. Accordingly, tax-exempt stockholders are particularly urged to consult their own tax advisors.

     For tax years beginning after December 31, 1993, pension fund trusts that hold more than 10% (by value) of the interests in a "Pension-held REIT" at any time during a taxable year must treat a percentage of dividends from the REIT as Unrelated Business Taxable Income ("UBTI"). The percentage treated as UBTI is determined by dividing the gross income of the REIT derived from an unrelated trade or business for the year by the gross income of the REIT for the year in which the dividends are paid; provided, however, if this percentage is less than 5%, the dividends will not be treated as UBTI. A REIT is a Pension-held REIT only if (i) the REIT would not have qualified as a REIT but for the "look through treatment" provisions discussed above and (ii) the REIT is "predominately held" by pension fund trusts. A REIT is "predominately held" if at least one pension fund trust holds in excess of 25% (by value) of the interests in the REIT or one or more such trusts hold more than 50% (by value) of the interests in the REIT. The Company does not believe that it could become a Pension-held REIT absent a waiver by the Company's Board of Directors of the limitation on ownership in the Company's Charter.

     For pension fund trusts not holding more than 10% of the interests in a REIT, the IRS has previously ruled that a distribution out of earnings and profits by a REIT to a tax-exempt employee's pension fund trust did not constitute UBTI. Rev. Rul. 66-106, 1966-1 C.B. 151. Revenue Rulings are interpretive in nature and subject to revocation or modifications; however, based on this ruling, it would appear that distributions by the Company to tax-exempt entities that do not own at least a 10% interest in the Company would not constitute UBTI.

     If the Company makes distributions to stockholders in excess of the Company's current or accumulated earnings and profits, those distributions will be considered first a tax-free return of capital, reducing a stockholders' tax basis in its shares until the tax basis is zero. Any further distributions of this kind will be treated as gain realized from the sale or exchange of the shares. Distributions made in complete liquidation of the Company will be treated as if they were payments realized upon the sale of the shares. Any gain or loss realized upon the disposition of the stock will not be taxable as UBTI to exempt stockholders subject to the tax, provided that the shares were not inventory or held primarily for sale to customers in the ordinary course of a trade or business and were not subject to acquisition indebtedness.

     Withholding on Dividends and Sale Proceeds. The Company will be required generally to withhold 31% of all distributions to those stockholders who do not complete a Form W-9 and those stockholders who are otherwise subject to backup withholding. Stockholders should consult their tax advisors as to their qualification for exemption from withholding and the procedure for obtaining such an exemption. In addition, proceeds from the sale of stock could be subject to backup withholding if the broker through whom the sale is made does not have certain certifications from the selling stockholder.

     Foreign Investors. The preceding discussion does not address all the federal income tax consequences to foreign investors of owning securities. These consequences depend not only on United States federal and state income, gift and estate tax principles, but also on treaties, if any, between the United States and the country of the nonresident investor.

     Foreign investors should consult their own tax advisors concerning those provisions of the Code which deal with the taxation of foreign taxpayers. In particular, foreign investors should note those provisions of the Code referred to as the Foreign Investors Real Property Tax Act of 1980, as amended by the 1986 Act, which affect the federal income tax treatment of an investment in REITs by foreign investors. Foreign investors should also note that under certain circumstances the Company may be required to withhold tax from certain distributions made by the Company to foreign stockholders.

TAXATION OF THE LEASES

     The availability to the Company of, among other things, depreciation on the Health Care Facilities will depend upon the treatment of the Company as the owner of the Health Care Facilities and the classification of its leases as true leases, rather than, for example, financing transactions for federal income tax purposes. Based on a number of recent court decisions, whether the Company will be treated as the owner of the Health Care Facilities and whether each lease will constitute a true lease for federal income tax purposes will be determined by reference to the facts and circumstances.

     No assurances can be given that the IRS will not successfully challenge the status of the Company as the owner of the Health Care Facilities and the status of each lease as a true lease. For example, the IRS could take the position that NHC's original contribution of the real property in 1991 and leaseback of the Health Care Facilities by NHC constituted a financing transaction in which NHC is the owner and the Company merely a secured creditor. In such event, the Company would not be entitled to claim depreciation with respect to any facility subject to the lease. As a consequence, the Company might lack sufficient cash or liquid assets to meet the 95% Distribution Requirement, or if the requirement were met, a larger percentage of distributions from the Company in a particular year would constitute ordinary dividend income instead of a partial return of capital to the Company's stockholders.

STATE AND LOCAL TAXES

     The Company and its stockholders may be subject to state or local taxation in various states or local jurisdictions, including those in which they transact business or reside. Moreover, the tax treatment in such jurisdictions may differ from the federal income tax treatment. For instance, while some states recognize the status of REITs as corporations and permit them to substantially eliminate corporate-level taxation via deductible distributions, other states may not. Each prospective investor should therefore consult with his own tax advisor as to the actual or potential impact of federal, state and local taxation on holding Common Stock.

TAX CONSEQUENCES TO HOLDERS OF DEBT SECURITIES

     Some of the Debt Securities which may be issued pursuant to the applicable Prospectus Supplement may be convertible into stock of the Company. The conversion of any such convertible Debt Securities solely into stock is treated as a nontaxable event (except as to cash received in lieu of fractional shares), even though the value of the stock received may exceed the basis of the convertible Debt Securities surrendered. Neither the holder nor the Company recognizes gain or loss on the exchange. As generally is the case in other nonrecognition transactions, the holder's basis and holding period in the convertible Debt Securities carry over and become the holder's basis and holding period in the stock. Therefore, after conversion of the convertible Debt Securities, the Debt Security holder would become a stockholder, and the federal income tax consequences described above would generally apply. A holder of such convertible Debt Securities will generally recognize taxable gain or loss on cash received in lieu of a fractional share of stock, generally in an amount equal to the difference between the amount of cash received and the holder's basis in such fractional share. Such gain or loss will generally be capital gain or loss if the fractional share is a capital asset in the hands of the holder.

     A holder of Debt Securities will be required to report as income for federal income tax purposes interest earned on such Debt Securities in accordance with the holder's method of tax accounting. A holder of Debt Securities using the accrual method of accounting for tax purposes is, as a general rule, required to include interest in ordinary income as such interest accrues, while a cash basis holder must include interest in ordinary income when interest payments are received (or made available for receipt) by such holder.

     In addition, adjustment to any convertible Debt Securities' conversion price could in certain circumstances result in constructive distributions that could be taxable as dividends under the Code to holders of such convertible Debt Securities or stock of the Company.

INVESTORS SHOULD SEEK THEIR OWN TAX ADVICE

     The preceding is a brief summary of the tax considerations potentially affecting the Company and its stockholders. This discussion is based on the current state of the law, which is subject to legislative, administrative or judicial actions. Moreover, the discussion does not fully address consideration that may adversely affect the treatment of certain prospective investors (such as corporations, foreign and tax-exempt investors). In these circumstances, and particularly because the ultimate tax impact may vary depending upon the personal circumstances of each investor. ALL PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE TAX ASPECTS OF OWNING AND DISPOSING OF COMMON STOCK, PREFERRED STOCK OR DEBT SECURITIES OF THE COMPANY.

                              ERISA CONSIDERATIONS

     The assets of certain pension plans, profit sharing plans and Keogh plans (collectively "Qualified Plans") must be valued annually. In addition, valuation may become necessary in connection with distributions to participants or beneficiaries, or for other reasons. Each year the trustee or custodian of an individual retirement account ("IRA") must furnish to the person who has established the IRA a statement which indicates the value of the IRA at the end of the preceding calendar year. Otherwise, the assets of an IRA need to be valued only in rare circumstances. The Company does not contemplate providing stockholders with an annual appraisal of its properties. However, it is anticipated that the public trading market for the Company's Common Stock provides sufficient data to value the shares.

     Fiduciaries of Qualified Plans subject to the Employee Retirement Income Securities Act of 1974, as amended ("ERISA"), should also consider whether (i) under the fiduciary standards of ERISA an investment in the Company is prudent because of possible limitations on the marketability of the Securities, (ii) an investment in the Company satisfies ERISA's diversification requirements and
(iii) such fiduciaries have authority to hold Securities under the appropriate governing instrument and Title I of ERISA. Fiduciaries of an "IRA" should similarly note that an IRA may only make investments that are authorized by the appropriate governing instrument.

     Fiduciaries of Qualified Plans should also consider ERISA's prohibitions on improper delegation of control over or responsibility for "plan assets". Qualified Plans and IRA fiduciaries should note that the Department of Labor, which has certain administrative responsibilities over these employee benefit plans, issued regulations defining "plan assets" on November 13, 1986. Under the regulations, the assets of an entity in which employee benefit plan make equity investments will not be treated as plan assets if interests in the entity are
(i) freely transferable, (ii) widely held and (iii) registered pursuant to the Exchange Act or sold to the plan in a public offering pursuant to a registration statement under the Securities Act. It is anticipated that the Securities will satisfy these requirements.

     If the Company does not satisfy the above-described conditions, the assets of the Company could be deemed to be plan assets under ERISA. In such case, (i) the prudence standards and other provisions of Part 4 of Title I of ERISA (which impose liability on fiduciaries) would extend to investments made by the Company (which could materially impact the operations of the Company; (ii) the persons who have investment discretion over the assets of Qualified Plans which hold Securities could be liable under Part 4 of Title I for investments made by the Company which do not conform to such ERISA standards; and (iii) certain transactions that the Company might enter into in the ordinary course of its business and operations might constitute "prohibited transactions" under ERISA.

     Finally, the tax-exempt status of an IRA could be lost if an investment in the Company constituted a prohibited transaction under Section 408(e)(2) of the Code by reason of the Company engaging in a prohibited transaction with the individual who established the IRA or his beneficiary.

     Qualified Plans and IRAs contemplating the purchase of Securities are urged to consult their tax advisors.

                              PLAN OF DISTRIBUTION

     The Company may sell Securities in any of three ways: (i) through underwriting syndicates represented by one or more managing underwriters, or by one or more underwriters without a syndicate; (ii) through agents designated from time to time; and (iii) directly to institutional investors. It is anticipated that indications of interest for the Securities will be solicited from Smith Barney, Inc. The names of any underwriters or agents of the Company involved in the sale of the Securities in respect of which this

Prospectus is being delivered and any applicable commissions or discounts will be set forth in the Prospectus Supplement. The net proceeds to the Company from each such sale will also be set forth in the Prospectus Supplement.

     Agents and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may engage in transactions with or perform services for the Company in the ordinary course of business.

                                 LEGAL MATTERS

     The validity of the Securities offered hereby will be passed upon for the Company by Harwell Howard Hyne Gabbert & Manner, P.C., 1800 First American Center, Nashville, Tennessee 37238. In addition, Goodwin, Procter & Hoar (a partnership including professional corporations), Exchange Place, Boston, Massachusetts 02109 will pass upon certain Federal income tax matters relating to the Company.

                                    EXPERTS

     The consolidated financial statements and schedules of the Company as of and for the periods ended December 31, 1993, December 31, 1992 and December 31, 1991, incorporated by reference herein, from the Company's Annual Report on Form 10-K for the year ended December 31, 1993, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

======================================================

  NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary.........   S-3
Selected Consolidated Financial
  Information.........................   S-5
Capitalization........................   S-6
Use of Proceeds.......................   S-6
Business..............................   S-7
Description of the Notes..............  S-15
Certain Federal Income Tax
  Considerations......................  S-21
ERISA Considerations..................  S-23
Underwriting..........................  S-24
Legal Matters.........................  S-25
PROSPECTUS
Available Information.................     2
Documents Incorporated by Reference...     2
The Company...........................     3
Risk Factors..........................     4
Ratio of Earnings to Fund Charges.....     9
Use of Proceeds.......................     9
Recent Developments...................    10
Description of the Company's Capital
  Stock...............................    11
Description of Debt Securities........    13
Description of Preferred Stock........    18
Federal Income Tax Considerations.....    21
ERISA Considerations..................    30
Plan of Distribution..................    30
Legal Matters.........................    31
Experts...............................    31

======================================================
======================================================
                                  $100,000,000

                     [NATIONAL HEALTH INVESTORS, INC. LOGO]

                                NATIONAL HEALTH
                                INVESTORS, INC.

                               % NOTES DUE 2007

                     Interest payable           and


                                  ------------


                             PROSPECTUS SUPPLEMENT

                                 JUNE   , 1997


                                  ------------

                               SMITH BARNEY INC.
======================================================